Registration No. 333-138056
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 1271

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     1001 Warrenville Road                 111 West Monroe Street
     Lisle, Illinois  60532                Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on October 31, 2006 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


         Conservative Growth Portfolio, 4th Quarter 2006 Series
           Moderate Growth Portfolio, 4th Quarter 2006 Series
       Target Long-Term Growth Portfolio, 4th Quarter 2006 Series

                                 FT 1271

FT 1271 is a series of a unit investment trust, the FT Series. FT 1271 consists of three separate portfolios listed above (each, a "Trust," and collectively, the "Trusts").

Target Long-Term Growth Portfolio, 4th Quarter 2006 Series invests in a diversified portfolio of common stocks ("Common Stocks") selected by applying a specialized strategy. Conservative Growth Portfolio, 4th Quarter 2006 Series and Moderate Growth Portfolio, 4th Quarter 2006 Series each invest in Common Stocks and common stocks of closed-end investment companies ("Closed-End Funds") which invest in investment-grade bonds ("Investment-Grade Bonds"). Collectively, the Common Stocks and Closed-End Funds are referred to as the "Securities."

The objective of each Trust is to provide the potential for an above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              FIRST TRUST (R)

                              1-800-621-9533


             The date of this prospectus is October 31, 2006

                        Table of Contents

Summary of Essential Information                         3
Fee Table                                                5
Report of Independent Registered Public Accounting Firm  7
Statements of Net Assets                                 8
Schedules of Investments                                10
The FT Series                                           22
Portfolios                                              22
Risk Factors                                            25
Hypothetical Performance Information                    26
Public Offering                                         29
Distribution of Units                                   30
The Sponsor's Profits                                   31
The Secondary Market                                    31
How We Purchase Units                                   31
Expenses and Charges                                    31
Tax Status                                              32
Retirement Plans                                        34
Rights of Unit Holders                                  34
Income and Capital Distributions                        35
Redeeming Your Units                                    36
Investing in a New Trust                                37
Removing Securities from a Trust                        38
Amending or Terminating the Indenture                   38
Information on the Sponsor, Trustee, Fund/SERV(R)
    Eligible Unit Servicing Agent and Evaluator         39
Other Information                                       40

                 Summary of Essential Information

                                 FT 1271


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2006


                                Sponsor:  First Trust Portfolios L.P.
                                Trustee:  The Bank of New York
Fund/SERV Eligible Unit Servicing Agent:  FTP Services LLC
                              Evaluator:  First Trust Advisors L.P.

                                                                                                           Conservative
                                                                                                           Growth
                                                                                                           Portfolio, 4th
                                                                                                           Quarter 2006
                                                                                                           Series
                                                                                                           ____________
Initial Number of Units (1)                                                                                    39,974
Fractional Undivided Interest in the Trust per Unit (1)                                                      1/39,974
Public Offering Price:
Public Offering Price per Unit (2)                                                                         $   10.000
   Less Initial Sales Charge per Unit (3)                                                                       (.100)
                                                                                                            _________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                                  9.900
   Less Deferred Sales Charge per Unit (3)                                                                      (.145)
                                                                                                            _________
Redemption Price per Unit (5)                                                                                   9.755
    Less Creation and Development Fee per Unit (3)(5)                                                           (.050)
    Less Organization Costs per Unit (5)                                                                        (.029)
                                                                                                           __________
Net Asset Value per Unit                                                                                   $    9.676
                                                                                                           ==========
Estimated Net Annual Distribution per Unit (6)                                                             $    .3104
Cash CUSIP Number                                                                                          30271F 360
Reinvestment CUSIP Number                                                                                  30271F 378
Fee Accounts Cash CUSIP Number                                                                             30271F 386
Fee Accounts Reinvestment CUSIP Number                                                                     30271F 394
Fund/SERV Eligible CUSIP Number                                                                            30271F 402
Security Code                                                                                                  043619
Ticker Symbol                                                                                                  FCVGQX

First Settlement Date                                     November 3, 2006
Mandatory Termination Date (7)                            December 31, 2007
Rollover Notification Date (8)                            December 1, 2007
Special Redemption and Liquidation Period (8)             December 15, 2007 to December 31, 2007
Distribution Record Date                                  Fifteenth day of each month, commencing November 15, 2006.
Distribution Date (6)                                     Last day of each month, commencing November 30, 2006.

____________

See "Notes to Summary of Essential Information" on page 4.

                    Summary of Essential Information

                                 FT 1271


At the Opening of Business on the Initial Date of Deposit-October 31, 2006


                                 Sponsor:   First Trust Portfolios L.P.
                                 Trustee:   The Bank of New York
 Fund/SERV Eligible Unit Servicing Agent:   FTP Services LLC
                                Evaluator:  First Trust Advisors L.P.

                                                                                       Moderate Growth    Target Long-Term
                                                                                       Portfolio, 4th     Growth Portfolio
                                                                                       Quarter 2006       4th Quarter 2006
                                                                                       Series             Series
                                                                                       ___________        ___________
Initial Number of Units (1)                                                                40,010             40,002
Fractional Undivided Interest in the Trust per Unit (1)                                  1/40,010           1/40,002
Public Offering Price:
Public Offering Price per Unit (2)                                                     $   10.000         $   10.000
   Less Initial Sales Charge per Unit (3)                                                   (.100)             (.100)
                                                                                       __________         __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                              9.900              9.900
   Less Deferred Sales Charge per Unit (3)                                                  (.145)             (.145)
                                                                                       __________         __________
Redemption Price per Unit (5)                                                               9.755              9.755
    Less Creation and Development Fee per Unit (3)(5)                                       (.050)             (.050)

    Less Organization Costs per Unit (5)                                                    (.029)             (.029)
                                                                                       __________         __________
Net Asset Value per Unit                                                               $    9.676         $    9.676
                                                                                       ==========         ==========
Estimated Net Annual Distribution per Unit (6)                                         $    .2121         $    .1056
Cash CUSIP Number                                                                      30271F 410         30271F 469
Reinvestment CUSIP Number                                                              30271F 428         30271F 477
Fee Accounts Cash CUSIP Number                                                         30271F 436         30271F 485
Fee Accounts Reinvestment CUSIP Number                                                 30271F 444         30271F 493
Fund/SERV Eligible CUSIP Number                                                        30271F 451         30271F 501

Security Code                                                                              043624             043629
Ticker Symbol                                                                              FMDGQX             FLONQX

First Settlement Date                                     November 3, 2006
Mandatory Termination Date (7)                            December 31, 2007
Rollover Notification Date (8)                            December 1, 2007
Special Redemption and Liquidation Period (8)             December 15, 2007 to December 31, 2007
Distribution Record Date                                  Fifteenth day of each month, commencing November 15, 2006.
Distribution Date (6)                                     Last day of each month, commencing November 30, 2006.

____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on November 1, 2006, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price on the relevant stock exchange at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) During the initial offering period the Redemption Price per Unit will include the creation and development fee and estimated organization costs per Unit. After the initial offering period, the Redemption Price per Unit will not include such creation and development fee and estimated organization costs. See "Redeeming Your Units."

(6) The actual net annual distribution per Unit you receive will vary from that set forth above with changes in a Trust's fees and expenses, dividends received and with the sale of Securities. See "Fee Table" and "Expenses and Charges." We base our estimate of the dividends the Trust will receive from the Common Stocks and the Closed-End Funds by annualizing the most recent dividends declared by such issuers. Due to various factors, actual dividends received may differ, in the case of the Common Stocks, and will most likely differ, in the case of the Closed-End Funds, from their most recent annualized dividends. The Trustee will distribute money from the Income and Capital Accounts monthly on the last day of each month to Unit holders of record on the fifteenth day of such month provided the aggregate amount available for distribution equals at least 0.1% of the net asset value of the Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution equals or exceeds 0.1% of the net asset value of a Trust. In any case, the Trustee will distribute funds in the Income and Capital Accounts in December of each year. At the rollover date for Rollover Unit holders or upon termination of a Trust for Remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders.

(7) See "Amending or Terminating the Indenture."

(8) See "Investing in a New Trust."

                            Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although each Trust has a term of approximately 14 months, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                            Conservative             Moderate
                                                                            Growth                   Growth
                                                                            Portfolio, 4th           Portfolio, 4th
                                                                            Quarter 2006 Series      Quarter 2006 Series
                                                                            ___________________      ___________________
                                                                                         Amount                   Amount
                                                                                         per Unit                 per Unit
                                                                                         ________                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                        1.00%(a)     $.100       1.00%(a)     $.100
Deferred sales charge                                                       1.45%(b)     $.145       1.45%(b)     $.145
Creation and development fee                                                0.50%(c)     $.050       0.50%(c)     $.050
                                                                            _______      _______     _______      _______
Maximum Sales Charges (including creation and development fee)              2.95%        $.295       2.95%        $.295
                                                                            =======      =======     =======      =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                .290%(d)     $.0290      .290%(d)     $.0290
                                                                            =======      =======     =======      =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative, evaluation and
     Fund/SERV Eligible Unit servicing fees                                 .060%        $.0060      .060%        $.0060
Trustee's fee and other operating expenses                                  .138%(f)     $.0138      .139%(f)     $.0139
Underlying Closed-End Fund Expenses                                         .458%(g)     $.0458      .208%(g)     $.0208
                                                                            _______      _______     _______      ______
Total                                                                       .656%        $.0656      .407%        $.0407
                                                                            =======      =======     =======      ======

                                                                                                    Target Long-Term
                                                                                                    Growth Portfolio
                                                                                                    4th Quarter 2006 Series
                                                                                                    ___________________
                                                                                                                 Amount
                                                                                                                 per Unit
                                                                                                                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                                                1.00%(a)     $.100
Deferred sales charge                                                                               1.45%(b)     $.145
Creation and development fee                                                                        0.50%(c)     $.050
                                                                                                    _______      _______
Maximum Sales Charges (including creation and development fee)                                      2.95%        $.295
                                                                                                    =======      =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                                        .290%(d)     $.0290
                                                                                                    =======      =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative, evaluation and
     Fund/SERV Eligible Unit servicing fees                                                         .060%        $.0060

Trustee's fee and other operating expenses                                                          .140%(f)     $.0140
                                                                                                    _______      _______
     Total                                                                                          .200%        $.0200
                                                                                                    =======      =======

Page 5


                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust, the principal amount and distributions are rolled every 14 months into a New Trust, you are subject to a reduced transactional sales charge, and you sell your Units at the end of the periods shown. The example also assumes a 5% return on your investment each year and that your Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

                                                                 1 Year       3 Years     5 Years      10 Years
                                                                 ______       _______     _______      _______
Conservative Growth Portfolio, 4th Quarter 2006 Series           $390         $981        $1,598       $3,029
Moderate Growth Portfolio, 4th Quarter 2006 Series                365          908         1,476        2,785
Target Long-Term Growth Portfolio, 4th Quarter 2006 Series        344          846         1,374        2,578

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing January 19, 2007.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately two months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of each Trust at the end of a Trust's initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for certain Trusts include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(g) Although not actual Trust operating expenses, Conservative Growth Portfolio, 4th Quarter 2006 Series and Moderate Growth Portfolio, 4th Quarter 2006 Series, and therefore Unit holders of those Trusts, will indirectly bear similar operating expenses of the closed-end funds in which each Trust invests in the estimated amounts set forth in the table. These expenses are estimated based on the actual closed-end fund expenses charged in a fund's most recent fiscal year but are subject to change in the future. An investor in Conservative Growth Portfolio, 4th Quarter 2006 Series and Moderate Growth Portfolio, 4th Quarter 2006 Series will therefore indirectly pay higher expenses than if the underlying closed-end fund shares were held directly.

                      Report of Independent
                Registered Public Accounting Firm

The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 1271


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 1271, comprising Conservative Growth Portfolio, 4th Quarter 2006 Series; Moderate Growth Portfolio, 4th Quarter 2006 Series; and Target Long-Term Growth Portfolio, 4th Quarter 2006 Series (collectively, the "Trusts"), as of the opening of business on October 31, 2006 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, audits of the Trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing opinions on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinions. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York, the Trustee, and allocated between the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on October 31, 2006, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 1271, comprising Conservative Growth Portfolio, 4th Quarter 2006 Series; Moderate Growth Portfolio, 4th Quarter 2006 Series; and Target Long-Term Growth Portfolio, 4th Quarter 2006 Series, at the opening of business on October 31, 2006 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP


Chicago, Illinois
October 31, 2006

                           Statements of Net Assets

                                 FT 1271


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2006


                                                                                     Conservative        Moderate
                                                                                     Growth              Growth
                                                                                     Portfolio, 4th      Portfolio, 4th
                                                                                     Quarter 2006 Series Quarter 2006 Series
                                                                                     _____________       _____________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                   $395,738            $396,098
Less liability for reimbursement to Sponsor for organization costs (3)                 (1,159)             (1,160)
Less liability for deferred sales charge (4)                                           (5,796)             (5,801)
Less liability for creation and development fee (5)                                    (1,999)             (2,001)
                                                                                     ________            _________
Net assets                                                                           $386,784            $387,136
                                                                                     ========            =========
Units outstanding                                                                      39,974              40,010
Net asset value per Unit (6)                                                         $  9.676            $  9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                $399,735            $400,099
Less maximum sales charge (7)                                                         (11,792)            (11,803)
Less estimated reimbursement to Sponsor for organization costs (3)                     (1,159)             (1,160)
                                                                                     ________            ________
Net assets                                                                           $386,784            $387,136
                                                                                     ========            ========
__________

See "Notes to Statements of Net Assets" on page 7.

                       Statements of Net Assets

                             FT 1271


At the Opening of Business on the Initial Date of Deposit-October 31, 2006


                                                                                                       Target Long-Term
                                                                                                       Growth Portfolio
                                                                                                       4th Quarter
                                                                                                       2006 Series
                                                                                                       _____________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                     $396,024
Less liability for reimbursement to Sponsor for organization costs (3)                                   (1,160)
Less liability for deferred sales charge (4)                                                             (5,800)
Less liability for creation and development fee (5)                                                      (2,000)
                                                                                                       ________
Net assets                                                                                             $387,064
                                                                                                       ========
Units outstanding                                                                                        40,002
Net asset value per Unit (6)                                                                           $  9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                                  $400,025
Less maximum transactional sales charge (7)                                                             (11,801)
Less estimated reimbursement to Sponsor for organization costs (3)                                       (1,160)
                                                                                                       ________
Net assets                                                                                             $387,064
                                                                                                       ========
__________

                    NOTES TO STATEMENTS OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) Each Trust invests in a diversified portfolio of common stocks and/or closed-end funds. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Each Trust has a Mandatory Termination Date of December 31, 2007.

(2) An irrevocable letter of credit issued by The Bank of New York, of which approximately $1,200,000 will be allocated $400,000 each among the three Trusts in FT 1271, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0290 per Unit per Trust. A payment will be made at the end of a Trust's initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from a Trust ($.145 per Unit), payable to the Sponsor in three approximately equal monthly installments beginning on January 19, 2007 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through March 20, 2007. If Unit holders redeem Units before March 20, 2007 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of a Trust's initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                             Schedule of Investments

         Conservative Growth Portfolio, 4th Quarter 2006 Series
                                 FT 1271


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2006


Number                                                                             Percentage       Market      Cost of
of        Ticker Symbol and                                                        of Aggregate     Value       Securities to
Shares    Name of Issuer of Securities (1)(3)(4)                                   Offering Price   per Share   the Trust (2)
______    ______________________________________                                   ______________   _________   ____________
          Target Large-Cap Strategy Stocks (27.00%):
          ____________________________________________
 45       ANF           Abercrombie & Fitch Co. (Class A)                            0.90%          $ 78.80     $  3,546
164       AES           The AES Corporation*                                         0.90%            21.68        3,556
 78       AKAM          Akamai Technologies, Inc.*                                   0.90%            45.81        3,573
 45       ATI           Allegheny Technologies, Inc.                                 0.90%            78.85        3,548
 44       AAPL          Apple Computer, Inc.*                                        0.89%            80.42        3,538
 96       ABI           Applera Corporation-Applied Biosystems Group                 0.90%            37.27        3,578
118       BMC           BMC Software, Inc.*                                          0.90%            30.26        3,571
 89       COH           Coach, Inc.*                                                 0.90%            40.00        3,560
 27       CMI           Cummins Inc.                                                 0.90%           132.39        3,575
 54       DVN           Devon Energy Corporation                                     0.90%            66.29        3,580
 50       XOM           Exxon Mobil Corporation                                      0.90%            70.84        3,542
 31       BEN           Franklin Resources, Inc.                                     0.89%           113.46        3,517
 68       GRMN          Garmin Ltd. (5)                                              0.90%            52.56        3,574
100       IMO           Imperial Oil Ltd. (5)                                        0.90%            35.50        3,550
158       KR            The Kroger Co.                                               0.90%            22.59        3,569
 41       LMT           Lockheed Martin Corporation                                  0.90%            87.03        3,568
 42       MRO           Marathon Oil Corporation                                     0.91%            85.29        3,582
155       MAT           Mattel, Inc.                                                 0.90%            22.94        3,556
 54       MCO           Moody's Corporation                                          0.90%            65.70        3,548
154       MOT           Motorola, Inc.                                               0.90%            23.11        3,559
 74       JWN           Nordstrom, Inc.                                              0.90%            48.35        3,578
109       NVDA          NVIDIA Corporation*                                          0.90%            32.77        3,572
 60       PCAR          PACCAR Inc.                                                  0.90%            59.50        3,570
 28       POT           Potash Corporation of Saskatchewan Inc. (5)                  0.90%           127.18        3,561
 30       RIMM          Research in Motion Limited (5)*                              0.90%           118.41        3,552
 76       TROW          T. Rowe Price Group Inc.                                     0.90%            46.83        3,559
123       TJX           The TJX Companies, Inc.                                      0.90%            28.95        3,561
 57       TXU           TXU Corp.                                                    0.90%            62.77        3,578
 69       WYE           Wyeth                                                        0.90%            51.49        3,553
 78       XTO           XTO Energy, Inc.                                             0.91%            45.98        3,586

          S&P Target SMid 60 Strategy Stocks (24.01%):
          ___________________________________________
 44       AFG           American Financial Group, Inc.                               0.53%            48.00        2,112
 70       ARW           Arrow Electronics, Inc.*                                     0.54%            30.25        2,117
139       ARM           ArvinMeritor, Inc.                                           0.53%            15.18        2,110
 88       AVT           Avnet Inc.*                                                  0.53%            23.90        2,103
 48       BZH           Beazer Homes USA, Inc.                                       0.53%            43.83        2,104
120       BLC           Belo Corp. (Class A)                                         0.53%            17.54        2,105
 63       BDY           Bradley Pharmaceuticals, Inc.*                               0.27%            16.80        1,058
 98       BKI           Buckeye Technologies Inc.*                                   0.27%            10.79        1,057
 40       BMHC          Building Materials Holding Corporation                       0.27%            26.44        1,058
156       ELY           Callaway Golf Company                                        0.53%            13.52        2,109
 60       CPC           Central Parking Corporation                                  0.27%            17.49        1,049
 52       ESIO          Electro Scientific Industries, Inc.*                         0.27%            20.20        1,050

                    Schedule of Investments (cont'd.)

         Conservative Growth Portfolio, 4th Quarter 2006 Series
                                 FT 1271


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2006


Number                                                                           Percentage       Market      Cost of
of        Ticker Symbol and                                                      of Aggregate     Value       Securities to
Shares    Name of Issuer of Securities (1)(3)(4)                                 Offering Price   per Share   the Trust (2)
______    _______________________________________                                ____________     _________   ____________
          Target SMid 60 Strategy Stocks (cont'd.)
          ________________________________________
 95       FNT         Fidelity National Title Group, Inc.                          0.54%          $22.25      $  2,114
 51       FAF         First American Corporation                                   0.53%           41.31         2,107
 17       FED         FirstFed Financial Corp.*                                    0.26%           61.50         1,046
132       FRNT        Frontier Airlines, Inc.*                                     0.27%            8.03         1,060
 27       GKSR        G&K Services, Inc.                                           0.27%           39.40         1,064
 42       HW          Headwaters Incorporated*                                     0.27%           25.15         1,056
104       HMN         Horace Mann Educators Corporation                            0.53%           20.26         2,107
 68       HOV         Hovnanian Enterprises, Inc. (Class A)*                       0.54%           31.15         2,118
 46       HTCH        Hutchinson Technology Incorporated*                          0.27%           23.11         1,063
 24       IPCC        Infinity Property & Casualty Corporation                     0.27%           43.82         1,052
102       IM          Ingram Micro Inc.*                                           0.53%           20.64         2,105
 43       SJM         The J. M. Smucker Company                                    0.53%           48.68         2,093
 47       JAKK        JAKKS Pacific, Inc.*                                         0.27%           22.29         1,048
 36       KSU         Kansas City Southern Industries, Inc.*                       0.27%           29.58         1,065
 34       KWD         Kellwood Company                                             0.26%           30.69         1,043
 73       KELYA       Kelly Services, Inc.                                         0.53%           28.90         2,110
116       LAB         LaBranche & Co Inc.*                                         0.27%            9.08         1,053
 17       LFG         LandAmerica Financial Group, Inc.                            0.27%           63.60         1,081
 42       MDC         M.D.C. Holdings, Inc.                                        0.53%           50.15         2,106
 29       MHO         M/I Homes, Inc.                                              0.27%           36.16         1,049
 36       HZO         MarineMax, Inc.*                                             0.26%           29.06         1,046
 23       MTH         Meritage Homes Corporation*                                  0.27%           46.57         1,071
 41       NAFC        Nash Finch Company                                           0.27%           25.90         1,062
 17       NPK         National Presto Industries, Inc.                             0.26%           61.50         1,046
 76       OCAS        Ohio Casualty Corporation                                    0.53%           27.79         2,112
135       PALM        Palm, Inc.*                                                  0.53%           15.61         2,107
110       PRX         Par Pharmaceutical Companies, Inc.*                          0.54%           19.26         2,119
 83       POM         Pepco Holdings, Inc.                                         0.53%           25.32         2,102
110       PSEM        Pericom Semiconductor Corporation*                           0.27%            9.60         1,056
 48       PPP         Pogo Producing Company                                       0.54%           44.25         2,124
128       POL         PolyOne Corporation*                                         0.27%            8.28         1,060
 89       PSD         Puget Energy, Inc.                                           0.54%           23.84         2,122
 45       RYL         The Ryland Group, Inc.                                       0.53%           46.52         2,093
 37       SKP         SCPIE Holdings Inc.*                                         0.26%           28.25         1,045
 12       CKH         SEACOR Holdings Inc.*                                        0.27%           89.25         1,071
 20       SQA/A       Sequa Corporation*                                           0.53%          105.00         2,100
 39       SKYW        SkyWest, Inc.                                                0.27%           26.90         1,049
 42       SAH         Sonic Automotive, Inc.                                       0.27%           25.33         1,064
108       SPC         Spectrum Brands, Inc.*                                       0.27%            9.82         1,061
 96       SMP         Standard Motor Products, Inc.                                0.27%           10.98         1,054
 43       SPF         Standard Pacific Corp.                                       0.27%           24.82         1,067
 43       TDS         Telephone and Data Systems, Inc.                             0.53%           48.70         2,094
 43       TDW         Tidewater Inc.                                               0.53%           48.62         2,091
 72       TOL         Toll Brothers, Inc.*                                         0.53%           29.14         2,098
 87       URI         United Rentals, Inc.*                                        0.53%           24.21         2,106
147       VSH         Vishay Intertechnology, Inc.*                                0.53%           14.31         2,104
114       WERN        Werner Enterprises, Inc.                                     0.53%           18.46         2,104
 83       WR          Westar Energy, Inc.                                          0.53%           25.29         2,099

                Schedule of Investments (cont'd.)

         Conservative Growth Portfolio, 4th Quarter 2006 Series
                                 FT 1271


At the Opening of Business on the Initial Date of Deposit-October 31, 2006


Number                                                                           Percentage       Market      Cost of
of        Ticker Symbol and                                                      of Aggregate     Value       Securities to
Shares    Name of Issuer of Securities (1)(3)(4)                                 Offering Price   per Share   the Trust (2)
______    ________________________________________                               ____________     _________   ____________
          NYSE(R) International Target 25 Strategy Stocks (8.99%) (5):
          ____________________________________________________________

          Brazil (0.35%):
          ________________
 16       PBR         Petroleo Brasileiro S.A. (ADR)                               0.35%          $87.12      $  1,394

          Canada (1.44%):
          _________________
 47       ABX         Barrick Gold Corporation                                     0.36%           30.24         1,421
 51       BCE         BCE Inc.                                                     0.36%           28.09         1,433
 30       ECA         EnCana Corp.                                                 0.36%           47.22         1,417
 44       MFC         Manulife Financial Corporation                               0.36%           32.30         1,421

          France (1.08%):
          ________________
 38       AXA         AXA S.A. (ADR)                                               0.36%           37.81         1,437
 55       FTE         France Telecom S.A. (ADR)                                    0.36%           25.89         1,424
 42       LR          Lafarge S.A.                                                 0.36%           33.63         1,412

          Germany (1.44%):
          _________________
 77       AZ          Allianz AG (ADR)                                             0.36%           18.48         1,423
 26       DCX         DaimlerChrysler AG                                           0.36%           55.09         1,432
 83       DT          Deutsche Telekom AG (ADR)                                    0.36%           17.15         1,423
 36       EON         E.ON AG (ADR)                                                0.36%           40.01         1,440

          Italy (0.73%):
          ______________
 24       E           Eni SpA (ADR)                                                0.37%           60.05         1,441
 48       TI          Telecom Italia SpA (ADR)                                     0.36%           29.83         1,432

          Japan (1.08%):
          ______________
 67       MC          Matsushita Electric Industrial Co., Ltd. (ADR)               0.36%           21.16         1,418
 55       NTT         Nippon Telegraph & Telephone Corporation (ADR)               0.36%           25.77         1,417
 92       DCM         NTT DoCoMo, Inc. (ADR)                                       0.36%           15.52         1,428

          The Netherlands (1.08%):
          _______________________
 49       ABN         ABN AMRO Holding N.V. (ADR)                                  0.36%           29.18         1,430
 78       AEG         Aegon N.V                                                    0.36%           18.35         1,431
 32       ING         ING Groep N.V. (ADR)                                         0.36%           44.06         1,410

          Norway (0.36%):
          ________________
 63       NHY         Norsk Hydro ASA (ADR)                                        0.36%           22.66         1,428

          South Korea (0.71%):
          ____________________
 72       KEP         Korea Electric Power Corporation (ADR)                       0.36%           19.72         1,420
 20       PKX         POSCO (ADR)                                                  0.35%           69.85         1,397

          Spain (0.36%):
          ______________
 43       REP         Repsol YPF, S.A.                                             0.36%           32.79         1,410

          United Kingdom (0.36%):
          _____________________
 56       VOD         Vodafone Group Plc (ADR)                                     0.36%          25.50          1,428

                        Schedule of Investments (cont'd.)

         Conservative Growth Portfolio, 4th Quarter 2006 Series
                                 FT 1271


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2006


Number                                                                           Percentage       Market      Cost of
of        Ticker Symbol and                                                      of Aggregate     Value       Securities to
Shares    Name of Issuer of Securities (1)(3)(4)                                 Offering Price   per Share   the Trust (2)
______    ______________________________________                                 ____________     _________   ____________
          Closed-End Funds (40.00%):
          __________________________

          General Bonds (12.80%):
          ________________________
  555     DUC         Duff & Phelps Utilities and Corporate Bond Trust Inc.        1.60%          $ 11.42     $  6,338
  372     ERC         Evergreen Managed Income Fund                                1.60%            17.05        6,343
  759     MCR         MFS Charter Income Trust                                     1.60%             8.35        6,338
1,035     MIN         MFS Intermediate Income Trust                                1.60%             6.12        6,334
1,054     MMT         MFS Multimarket Income Trust                                 1.60%             6.01        6,335
  404     PCN         PIMCO Corporate Income Fund                                  1.60%            15.68        6,335
1,015     PIM         Putnam Master Intermediate Income Trust                      1.60%             6.24        6,334
1,022     PPT         Putnam Premier Income Trust                                  1.60%             6.20        6,336

          Income & Preferred Stock Funds (4.80%):
          ______________________________________
  300     FFC         Flaherty & Crumrine/Claymore Preferred Securities            1.60%            21.09        6,327
                      Income Fund Inc
  253     HPF         John Hancock Preferred Income Fund II                        1.60%            25.05        6,338
  286     HPS         John Hancock Preferred Income Fund III                       1.60%            22.19        6,346

          Investment Grade Bonds (9.60%):
          _______________________________
  493     BHK         BlackRock Core Bond Trust                                    1.60%            12.84        6,330
  600     BNA         BlackRock Income Opportunity Trust                           1.60%            10.56        6,336
  348     EVV         Eaton Vance Limited Duration Income Fund                     1.60%            18.22        6,341
  476     FTF         Franklin Templeton Limited Duration Income Trust             1.60%            13.31        6,336
  380     PTY         PIMCO Corporate Opportunity Fund                             1.60%            16.66        6,331
  366     VBF         Van Kampen Bond Fund                                         1.60%            17.31        6,335

          U.S. Government Bonds (8.00%):
          _____________________________
  783     ACG         ACM Income Fund, Inc.                                        1.60%             8.09        6,334
  337     EGF         BlackRock Enhanced Government Fund, Inc.                     1.60%            18.82        6,342
  555     WIA         Western Asset/Claymore US Treasury Inflation Protected       1.60%            11.41        6,333
                      Securities Fund
  549     WIW         Western Asset/Claymore US Treasury Inflation Protected       1.60%            11.54        6,335
                      Securities Fund 2
  400     IMF         Western Asset Inflation Management Fund Inc.                 1.60%            15.85        6,340

          U.S. Mortgage Bonds (4.80%):
          ____________________________
  570     BSP         American Strategic Income Portfolio II                       1.60%            11.12        6,338
  541     CSP         American Strategic Income Portfolio III                      1.60%            11.72        6,341
1,037     BKT         BlackRock Income Trust                                       1.60%             6.11        6,336
                                                                                 _______                      ________
                           Total Investments                                     100.00%                      $395,738
                                                                                 =======                      ========

___________

See "Notes to Schedules of Investments" on page 21.

                             Schedule of Investments

           Moderate Growth Portfolio, 4th Quarter 2006 Series
                                 FT 1271


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2006


Number                                                                             Percentage       Market      Cost of
of        Ticker Symbol and                                                        of Aggregate     Value       Securities to
Shares    Name of Issuer of Securities (1)(3)(4)                                   Offering Price   per Share   the Trust (2)
______    _____________________________________                                    ______________   _________   ____________
          Target Large-Cap Strategy Stocks (36.00%):
          __________________________________________
 60       ANF           Abercrombie & Fitch Co. (Class A)                          1.19%            $ 78.80     $  4,728
219       AES           The AES Corporation*                                       1.20%              21.68        4,748
104       AKAM          Akamai Technologies, Inc.*                                 1.20%              45.81        4,764
 60       ATI           Allegheny Technologies, Inc.                               1.20%              78.85        4,731
 59       AAPL          Apple Computer, Inc.*                                      1.20%              80.42        4,745
128       ABI           Applera Corporation-Applied Biosystems Group               1.21%              37.27        4,771
157       BMC           BMC Software, Inc.*                                        1.20%              30.26        4,751
119       COH           Coach, Inc.*                                               1.20%              40.00        4,760
 36       CMI           Cummins Inc.                                               1.20%             132.39        4,766
 72       DVN           Devon Energy Corporation                                   1.21%              66.29        4,773
 67       XOM           Exxon Mobil Corporation                                    1.20%              70.84        4,746
 42       BEN           Franklin Resources, Inc.                                   1.20%             113.46        4,765
 90       GRMN          Garmin Ltd. (5)                                            1.19%              52.56        4,730
134       IMO           Imperial Oil Ltd. (5)                                      1.20%              35.50        4,757
210       KR            The Kroger Co.                                             1.20%              22.59        4,744
 55       LMT           Lockheed Martin Corporation                                1.21%              87.03        4,787
 56       MRO           Marathon Oil Corporation                                   1.21%              85.29        4,776
207       MAT           Mattel, Inc.                                               1.20%              22.94        4,749
 72       MCO           Moody's Corporation                                        1.19%              65.70        4,730
206       MOT           Motorola, Inc.                                             1.20%              23.11        4,761
 98       JWN           Nordstrom, Inc.                                            1.20%              48.35        4,738
145       NVDA          NVIDIA Corporation*                                        1.20%              32.77        4,752
 80       PCAR          PACCAR Inc.                                                1.20%              59.50        4,760
 37       POT           Potash Corporation of Saskatchewan Inc. (5)                1.19%             127.18        4,706
 40       RIMM          Research in Motion Limited (5)*                            1.20%             118.41        4,736
101       TROW          T. Rowe Price Group Inc.                                   1.19%              46.83        4,730
164       TJX           The TJX Companies, Inc.                                    1.20%              28.95        4,748
 76       TXU           TXU Corp.                                                  1.21%              62.77        4,771
 92       WYE           Wyeth                                                      1.20%              51.49        4,737
103       XTO           XTO Energy, Inc.                                           1.20%              45.98        4,736

          S&P Target SMid 60 Strategy Stocks (32.00%):
          ____________________________________________
 59       AFG           American Financial Group, Inc.                             0.71%              48.00        2,832
 93       ARW           Arrow Electronics, Inc.*                                   0.71%              30.25        2,813
186       ARM           ArvinMeritor, Inc.                                         0.71%              15.18        2,823
118       AVT           Avnet Inc.*                                                0.71%              23.90        2,820
 64       BZH           Beazer Homes USA, Inc.                                     0.71%              43.83        2,805
161       BLC           Belo Corp. (Class A)                                       0.71%              17.54        2,824
 84       BDY           Bradley Pharmaceuticals, Inc.*                             0.36%              16.80        1,411
130       BKI           Buckeye Technologies Inc.*                                 0.35%              10.79        1,403
 53       BMHC          Building Materials Holding Corporation                     0.35%              26.44        1,401
208       ELY           Callaway Golf Company                                      0.71%              13.52        2,812
 81       CPC           Central Parking Corporation                                0.36%              17.49        1,417
 70       ESIO          Electro Scientific Industries, Inc.*                       0.36%              20.20        1,414

                        Schedule of Investments (cont'd.)

           Moderate Growth Portfolio, 4th Quarter 2006 Series
                                 FT 1271


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2006


Number                                                                           Percentage       Market      Cost of
of        Ticker Symbol and                                                      of Aggregate     Value       Securities to
Shares    Name of Issuer of Securities (1)(3)(4)                                 Offering Price   per Share   the Trust (2)
______    _____________________________________                                  ______________   _________   ____________
          Target SMid 60 Strategy Stocks (cont'd.)
          ________________________________________
127       FNT         Fidelity National Title Group, Inc.                        0.71%           $  22.25     $   2,826
 68       FAF         First American Corporation                                 0.71%              41.31         2,809
 23       FED         FirstFed Financial Corp.*                                  0.36%              61.50         1,415
175       FRNT        Frontier Airlines, Inc.*                                   0.35%               8.03         1,405
 36       GKSR        G&K Services, Inc.                                         0.36%              39.40         1,418
 56       HW          Headwaters Incorporated*                                   0.36%              25.15         1,408
139       HMN         Horace Mann Educators Corporation                          0.71%              20.26         2,816
 90       HOV         Hovnanian Enterprises, Inc. (Class A)*                     0.71%              31.15         2,804
 61       HTCH        Hutchinson Technology Incorporated*                        0.36%              23.11         1,410
 32       IPCC        Infinity Property & Casualty Corporation                   0.35%              43.82         1,402
136       IM          Ingram Micro Inc.*                                         0.71%              20.64         2,807
 58       SJM         The J. M. Smucker Company                                  0.71%              48.68         2,823
 63       JAKK        JAKKS Pacific, Inc.*                                       0.35%              22.29         1,404
 48       KSU         Kansas City Southern Industries, Inc.*                     0.36%              29.58         1,420
 46       KWD         Kellwood Company                                           0.36%              30.69         1,412
 97       KELYA       Kelly Services, Inc.                                       0.71%              28.90         2,803
155       LAB         LaBranche & Co Inc.*                                       0.36%               9.08         1,407
 22       LFG         LandAmerica Financial Group, Inc.                          0.35%              63.60         1,399
 56       MDC         M.D.C. Holdings, Inc.                                      0.71%              50.15         2,808
 39       MHO         M/I Homes, Inc.                                            0.36%              36.16         1,410
 48       HZO         MarineMax, Inc.*                                           0.35%              29.06         1,395
 30       MTH         Meritage Homes Corporation*                                0.35%              46.57         1,397
 54       NAFC        Nash Finch Company                                         0.35%              25.90         1,399
 23       NPK         National Presto Industries, Inc.                           0.36%              61.50         1,415
101       OCAS        Ohio Casualty Corporation                                  0.71%              27.79         2,807
180       PALM        Palm, Inc.*                                                0.71%              15.61         2,810
146       PRX         Par Pharmaceutical Companies, Inc.*                        0.71%              19.26         2,812
111       POM         Pepco Holdings, Inc.                                       0.71%              25.32         2,811
147       PSEM        Pericom Semiconductor Corporation*                         0.36%               9.60         1,411
 64       PPP         Pogo Producing Company                                     0.71%              44.25         2,832
170       POL         PolyOne Corporation*                                       0.36%               8.28         1,408
118       PSD         Puget Energy, Inc.                                         0.71%              23.84         2,813
 61       RYL         The Ryland Group, Inc.                                     0.72%              46.52         2,838
 50       SKP         SCPIE Holdings Inc.*                                       0.36%              28.25         1,413
 16       CKH         SEACOR Holdings Inc.*                                      0.36%              89.25         1,428
 27       SQA/A       Sequa Corporation*                                         0.72%             105.00         2,835
 52       SKYW        SkyWest, Inc.                                              0.35%              26.90         1,399
 56       SAH         Sonic Automotive, Inc.                                     0.36%              25.33         1,418
143       SPC         Spectrum Brands, Inc.*                                     0.35%               9.82         1,404
128       SMP         Standard Motor Products, Inc.                              0.35%              10.98         1,405
 57       SPF         Standard Pacific Corp.                                     0.36%              24.82         1,415
 58       TDS         Telephone and Data Systems, Inc.                           0.71%              48.70         2,825
 58       TDW         Tidewater Inc.                                             0.71%              48.62         2,820
 97       TOL         Toll Brothers, Inc.*                                       0.71%              29.14         2,827
116       URI         United Rentals, Inc.*                                      0.71%              24.21         2,808
197       VSH         Vishay Intertechnology, Inc.*                              0.71%              14.31         2,819
153       WERN        Werner Enterprises, Inc.                                   0.71%              18.46         2,824
111       WR          Westar Energy, Inc.                                        0.71%              25.29         2,807

                        Schedule of Investments (cont'd.)

           Moderate Growth Portfolio, 4th Quarter 2006 Series
                                 FT 1271


At the Opening of Business on the Initial Date of Deposit-October 31, 2006


Number                                                                           Percentage       Market      Cost of
of        Ticker Symbol and                                                      of Aggregate     Value       Securities to
Shares    Name of Issuer of Securities (1)(3)(4)                                 Offering Price   per Share   the Trust (2)
______    _______________________________                                        ____________     _________   ____________
          NYSE(R) International Target 25 Strategy Stocks (12.02%) (5):
          _____________________________________________________________

          Brazil (0.48%):
          _______________
 22       PBR         Petroleo Brasileiro S.A. (ADR)                             0.48%            $87.12      $1,917

          Canada (1.92%):
          _______________
 63       ABX         Barrick Gold Corporation                                   0.48%            30.24        1,905
 68       BCE         BCE Inc.                                                   0.48%            28.09        1,910
 40       ECA         EnCana Corp.                                               0.48%            47.22        1,889
 59       MFC         Manulife Financial Corporation                             0.48%            32.30        1,906

          France (1.44%):
          ________________
 50       AXA         AXA S.A. (ADR)                                             0.48%            37.81        1,891
 73       FTE         France Telecom S.A. (ADR)                                  0.48%            25.89        1,890
 57       LR          Lafarge S.A.                                               0.48%            33.63        1,917

          Germany (1.93%):
          ________________
103       AZ          Allianz AG (ADR)                                           0.48%            18.48        1,903
 35       DCX         DaimlerChrysler AG                                         0.49%            55.09        1,928
111       DT          Deutsche Telekom AG (ADR)                                  0.48%            17.15        1,904
 48       EON         E.ON AG (ADR)                                              0.48%            40.01        1,920

          Italy (0.97%):
          ______________
 32       E           Eni SpA (ADR)                                              0.49%            60.05        1,922
 64       TI          Telecom Italia SpA (ADR)                                   0.48%            29.83        1,909

          Japan (1.44%):
          ______________
 90       MC          Matsushita Electric Industrial Co., Ltd. (ADR)             0.48%            21.16        1,904
 74       NTT         Nippon Telegraph & Telephone Corporation (ADR)             0.48%            25.77        1,907
122       DCM         NTT DoCoMo, Inc. (ADR)                                     0.48%            15.52        1,893

          The Netherlands (1.44%):
          _______________________
 65       ABN         ABN AMRO Holding N.V. (ADR)                                0.48%            29.18        1,897
104       AEG         Aegon N.V                                                  0.48%            18.35        1,908
 43       ING         ING Groep N.V. (ADR)                                       0.48%            44.06        1,895

          Norway (0.48%):
          _______________
 84       NHY         Norsk Hydro ASA (ADR)                                      0.48%            22.66        1,903

          South Korea (0.96%):
          ____________________
 96       KEP         Korea Electric Power Corporation (ADR)                     0.48%            19.72        1,893
 27       PKX         POSCO (ADR)                                                0.48%            69.85        1,886

          Spain (0.48%):
          ______________
 58       REP         Repsol YPF, S.A.                                           0.48%            32.79        1,902

          United Kingdom (0.48%):
          ______________________
 75       VOD         Vodafone Group Plc (ADR)                                   0.48%            25.50        1,913

                        Schedule of Investments (cont'd.)

           Moderate Growth Portfolio, 4th Quarter 2006 Series
                                 FT 1271


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2006


Number                                                                           Percentage       Market      Cost of
of        Ticker Symbol and                                                      of Aggregate     Value       Securities to
Shares    Name of Issuer of Securities (1)(3)(4)                                 Offering Price   per Share   the Trust (2)
______    ______________________________________                                 ____________     _________   ____________
          Closed-End Funds (19.98%):
          _________________________

          General Bonds (6.66%):
          ________________________
258       ERC         Evergreen Managed Income Fund                               1.11%           $ 17.05     $  4,399
527       MCR         MFS Charter Income Trust                                    1.11%              8.35        4,400
732       MMT         MFS Multimarket Income Trust                                1.11%              6.01        4,399
281       PCN         PIMCO Corporate Income Fund                                 1.11%             15.68        4,406
705       PIM         Putnam Master Intermediate Income Trust                     1.11%              6.24        4,399
710       PPT         Putnam Premier Income Trust                                 1.11%              6.20        4,402

          Income & Preferred Stock Funds (3.33%):
          _______________________________________
209       FFC         Flaherty & Crumrine/Claymore Preferred Securities           1.11%             21.09        4,408
                      Income Fund Inc
176       HPF         John Hancock Preferred Income Fund II                       1.11%             25.05        4,409
198       HPS         John Hancock Preferred Income Fund III                      1.11%             22.19        4,394

          Investment Grade Bonds (4.44%):
          _______________________________
343       BHK         BlackRock Core Bond Trust                                   1.11%             12.84        4,404
241       EVV         Eaton Vance Limited Duration Income Fund                    1.11%             18.22        4,391
331       FTF         Franklin Templeton Limited Duration Income Trust            1.11%             13.31        4,406
264       PTY         PIMCO Corporate Opportunity Fund                            1.11%             16.66        4,398

          U.S. Government Bonds (3.33%):
          ______________________________
234       EGF         BlackRock Enhanced Government Fund, Inc.                    1.11%             18.82        4,404
386       WIA         Western Asset/Claymore US Treasury Inflation Protected      1.11%             11.41        4,404
                      Securities Fund
381       WIW         Western Asset/Claymore US Treasury Inflation Protected      1.11%             11.54        4,397
                      Securities Fund 2

          U.S. Mortgage Bonds (2.22%):
          ____________________________
375       CSP         American Strategic Income Portfolio III                     1.11%             11.72        4,395
720       BKT         BlackRock Income Trust                                      1.11%              6.11        4,399
                                                                                _______                       ________
                           Total Investments                                    100.00%                       $396,098
                                                                                =======                       ========

___________

See "Notes to Schedules of Investments" on page 21.

                             Schedule of Investments

       Target Long-Term Growth Portfolio, 4th Quarter 2006 Series
                                 FT 1271


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2006


Number                                                                             Percentage       Market      Cost of
of        Ticker Symbol and                                                        of Aggregate     Value       Securities to
Shares    Name of Issuer of Securities (1)(3)(4)                                   Offering Price   per Share   the Trust (2)
______    _______________________________________                                  ____________     _________   ____________
          Target Large-Cap Strategy Stocks (44.99%):
          __________________________________________
  75      ANF           Abercrombie & Fitch Co. (Class A)                            1.49%          $ 78.80      $  5,910
 274      AES           The AES Corporation*                                         1.50%            21.68         5,940
 130      AKAM          Akamai Technologies, Inc.*                                   1.50%            45.81         5,955
  75      ATI           Allegheny Technologies, Inc.                                 1.49%            78.85         5,914
  74      AAPL          Apple Computer, Inc.*                                        1.50%            80.42         5,951
 159      ABI           Applera Corporation-Applied Biosystems Group                 1.50%            37.27         5,926
 196      BMC           BMC Software, Inc.*                                          1.50%            30.26         5,931
 148      COH           Coach, Inc.*                                                 1.49%            40.00         5,920
  45      CMI           Cummins Inc.                                                 1.51%           132.39         5,958
  90      DVN           Devon Energy Corporation                                     1.51%            66.29         5,966
  84      XOM           Exxon Mobil Corporation                                      1.50%            70.84         5,951
  52      BEN           Franklin Resources, Inc.                                     1.49%           113.46         5,900
 113      GRMN          Garmin Ltd. (5)                                              1.50%            52.56         5,939
 167      IMO           Imperial Oil Ltd. (5)                                        1.50%            35.50         5,929
 263      KR            The Kroger Co.                                               1.50%            22.59         5,941
  68      LMT           Lockheed Martin Corporation                                  1.49%            87.03         5,918
  70      MRO           Marathon Oil Corporation                                     1.51%            85.29         5,970
 259      MAT           Mattel, Inc.                                                 1.50%            22.94         5,941
  90      MCO           Moody's Corporation                                          1.49%            65.70         5,913
 257      MOT           Motorola, Inc.                                               1.50%            23.11         5,939
 123      JWN           Nordstrom, Inc.                                              1.50%            48.35         5,947
 181      NVDA          NVIDIA Corporation*                                          1.50%            32.77         5,931
 100      PCAR          PACCAR Inc.                                                  1.50%            59.50         5,950
  47      POT           Potash Corporation of Saskatchewan Inc. (5)                  1.51%           127.18         5,977
  50      RIMM          Research in Motion Limited (5)*                              1.50%           118.41         5,921
 127      TROW          T. Rowe Price Group Inc.                                     1.50%            46.83         5,947
 205      TJX           The TJX Companies, Inc.                                      1.50%            28.95         5,935
  95      TXU           TXU Corp.                                                    1.51%            62.77         5,963
 115      WYE           Wyeth                                                        1.50%            51.49         5,921
 129      XTO           XTO Energy, Inc.                                             1.50%            45.98         5,931

          S&P Target SMid 60 Strategy Stocks (40.01%):
          ___________________________________________
  73      AFG           American Financial Group, Inc.                               0.88%            48.00         3,504
 116      ARW           Arrow Electronics, Inc.*                                     0.89%            30.25         3,509
 232      ARM           ArvinMeritor, Inc.                                           0.89%            15.18         3,522
 147      AVT           Avnet Inc.*                                                  0.89%            23.90         3,513
  80      BZH           Beazer Homes USA, Inc.                                       0.89%            43.83         3,506
 201      BLC           Belo Corp. (Class A)                                         0.89%            17.54         3,526
 105      BDY           Bradley Pharmaceuticals, Inc.*                               0.45%            16.80         1,764
 163      BKI           Buckeye Technologies Inc.*                                   0.44%            10.79         1,759
  67      BMHC          Building Materials Holding Corporation                       0.45%            26.44         1,771
 260      ELY           Callaway Golf Company                                        0.89%            13.52         3,515
 101      CPC           Central Parking Corporation                                  0.45%            17.49         1,766
  87      ESIO          Electro Scientific Industries, Inc.*                         0.44%            20.20         1,757

                        Schedule of Investments (cont'd.)

       Target Long-Term Growth Portfolio, 4th Quarter 2006 Series
                                 FT 1271


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2006


Number                                                                           Percentage       Market      Cost of
of        Ticker Symbol and                                                      of Aggregate     Value       Securities to
Shares    Name of Issuer of Securities (1)(3)(4)                                 Offering Price   per Share   the Trust (2)
______    _______________________________________                                ____________     _________   ____________
          Target SMid 60 Strategy Stocks (cont'd.)
          _______________________________________
 158      FNT         Fidelity National Title Group, Inc.                          0.89%         $ 22.25      $  3,515
  85      FAF         First American Corporation                                   0.89%           41.31         3,511
  29      FED         FirstFed Financial Corp.*                                    0.45%           61.50         1,783
 219      FRNT        Frontier Airlines, Inc.*                                     0.44%            8.03         1,759
  45      GKSR        G&K Services, Inc.                                           0.45%           39.40         1,773
  70      HW          Headwaters Incorporated*                                     0.44%           25.15         1,761
 174      HMN         Horace Mann Educators Corporation                            0.89%           20.26         3,525
 113      HOV         Hovnanian Enterprises, Inc. (Class A)*                       0.89%           31.15         3,520
  76      HTCH        Hutchinson Technology Incorporated*                          0.44%           23.11         1,756
  40      IPCC        Infinity Property & Casualty Corporation                     0.44%           43.82         1,753
 171      IM          Ingram Micro Inc.*                                           0.89%           20.64         3,529
  72      SJM         The J. M. Smucker Company                                    0.89%           48.68         3,505
  79      JAKK        JAKKS Pacific, Inc.*                                         0.44%           22.29         1,761
  59      KSU         Kansas City Southern Industries, Inc.*                       0.44%           29.58         1,745
  57      KWD         Kellwood Company                                             0.44%           30.69         1,749
 122      KELYA       Kelly Services, Inc.                                         0.89%           28.90         3,526
 194      LAB         LaBranche & Co Inc.*                                         0.44%            9.08         1,762
  28      LFG         LandAmerica Financial Group, Inc.                            0.45%           63.60         1,781
  70      MDC         M.D.C. Holdings, Inc.                                        0.89%           50.15         3,511
  49      MHO         M/I Homes, Inc.                                              0.45%           36.16         1,772
  61      HZO         MarineMax, Inc.*                                             0.45%           29.06         1,773
  38      MTH         Meritage Homes Corporation*                                  0.45%           46.57         1,770
  68      NAFC        Nash Finch Company                                           0.44%           25.90         1,761
  29      NPK         National Presto Industries, Inc.                             0.45%           61.50         1,784
 127      OCAS        Ohio Casualty Corporation                                    0.89%           27.79         3,529
 225      PALM        Palm, Inc.*                                                  0.89%           15.61         3,512
 183      PRX         Par Pharmaceutical Companies, Inc.*                          0.89%           19.26         3,525
 139      POM         Pepco Holdings, Inc.                                         0.89%           25.32         3,519
 183      PSEM        Pericom Semiconductor Corporation*                           0.44%            9.60         1,757
  80      PPP         Pogo Producing Company                                       0.89%           44.25         3,540
 213      POL         PolyOne Corporation*                                         0.45%            8.28         1,764
 148      PSD         Puget Energy, Inc.                                           0.89%           23.84         3,528
  76      RYL         The Ryland Group, Inc.                                       0.89%           46.52         3,536
  62      SKP         SCPIE Holdings Inc.*                                         0.44%           28.25         1,752
  20      CKH         SEACOR Holdings Inc.*                                        0.45%           89.25         1,785
  34      SQA/A       Sequa Corporation*                                           0.90%          105.00         3,570
  65      SKYW        SkyWest, Inc.                                                0.44%           26.90         1,749
  69      SAH         Sonic Automotive, Inc.                                       0.44%           25.33         1,748
 179      SPC         Spectrum Brands, Inc.*                                       0.44%            9.82         1,758
 160      SMP         Standard Motor Products, Inc.                                0.44%           10.98         1,757
  71      SPF         Standard Pacific Corp.                                       0.44%           24.82         1,762
  72      TDS         Telephone and Data Systems, Inc.                             0.89%           48.70         3,506
  72      TDW         Tidewater Inc.                                               0.88%           48.62         3,501
 121      TOL         Toll Brothers, Inc.*                                         0.89%           29.14         3,526
 145      URI         United Rentals, Inc.*                                        0.89%           24.21         3,510
 246      VSH         Vishay Intertechnology, Inc.*                                0.89%           14.31         3,520
 191      WERN        Werner Enterprises, Inc.                                     0.89%           18.46         3,526
 139      WR          Westar Energy, Inc.                                          0.89%           25.29         3,515

                        Schedule of Investments (cont'd.)

       Target Long-Term Growth Portfolio, 4th Quarter 2006 Series
                                 FT 1271


At the Opening of Business on the Initial Date of Deposit-October 31, 2006


Number                                                                           Percentage       Market      Cost of
of        Ticker Symbol and                                                      of Aggregate     Value       Securities to
Shares    Name of Issuer of Securities (1)(3)(4)                                 Offering Price   per Share   the Trust (2)
______    _______________________________________                                ____________     _________   ____________
          NYSE(R) International Target 25 Strategy Stocks (15.00%) (5):
          _____________________________________________________________

          Brazil (0.59%):
          _______________
  27      PBR         Petroleo Brasileiro S.A. (ADR)                               0.59%          $87.12      $  2,352

          Canada (2.40%):
          _______________
  79      ABX         Barrick Gold Corporation                                     0.60%          30.24          2,389
  85      BCE         BCE Inc.                                                     0.60%          28.09          2,388
  50      ECA         EnCana Corp.                                                 0.60%          47.22          2,361
  74      MFC         Manulife Financial Corporation                               0.60%          32.30          2,390

          France (1.80%):
          _______________
  63      AXA         AXA S.A. (ADR)                                               0.60%          37.81          2,382
  92      FTE         France Telecom S.A. (ADR)                                    0.60%          25.89          2,382
  71      LR          Lafarge S.A.                                                 0.60%          33.63          2,388

          Germany (2.40%):
          _______________
 129      AZ          Allianz AG (ADR)                                             0.60%          18.48          2,384
  43      DCX         DaimlerChrysler AG                                           0.60%          55.09          2,369
 139      DT          Deutsche Telekom AG (ADR)                                    0.60%          17.15          2,384
  59      EON         E.ON AG (ADR)                                                0.60%          40.01          2,361

          Italy (1.21%):
          ______________
  40      E           Eni SpA (ADR)                                                0.61%          60.05        2,402
  80      TI          Telecom Italia SpA (ADR)                                     0.60%          29.83        2,386

          Japan (1.80%):
          ______________
 112      MC          Matsushita Electric Industrial Co., Ltd. (ADR)               0.60%          21.16        2,370
  92      NTT         Nippon Telegraph & Telephone Corporation (ADR)               0.60%          25.77        2,371
 153      DCM         NTT DoCoMo, Inc. (ADR)                                       0.60%          15.52        2,375

          The Netherlands (1.80%):
          ________________________
  81      ABN         ABN AMRO Holding N.V. (ADR)                                  0.60%          29.18        2,364
 129      AEG         Aegon N.V                                                    0.60%          18.35        2,367
  54      ING         ING Groep N.V. (ADR)                                         0.60%          44.06        2,379

          Norway (0.60%):
          _______________
 105      NHY         Norsk Hydro ASA (ADR)                                        0.60%          22.66        2,379

          South Korea (1.20%):
          _____________________
 120      KEP         Korea Electric Power Corporation (ADR)                       0.60%          19.72        2,366
  34      PKX         POSCO (ADR)                                                  0.60%          69.85        2,375

          Spain (0.60%):
          ______________
  72      REP         Repsol YPF, S.A.                                             0.60%          32.79        2,361

          United Kingdom (0.60%):
          _______________________
  93      VOD         Vodafone Group Plc (ADR)                                     0.60%          25.50        2,372
                                                                                 _______                    ________
                           Total Investments                                     100.00%                    $396,024
                                                                                 =======                    ========

___________

See "Notes to Schedules of Investments" on page 21.

Page 20


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on October 31, 2006. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                 Cost of Securities  Profit
                                                                 to Sponsor         (Loss)
                                                                 ___________        ________

Conservative Growth Portfolio, 4th Quarter 2006 Series           $397,042           $(1,304)
Moderate Growth Portfolio, 4th Quarter 2006 Series                397,209            (1,111)
Target Long-Term Growth Portfolio, 4th Quarter 2006 Series        396,908              (884)

(3) Common stocks of companies headquartered outside the United States comprise the percentage of investments of each Trust as indicated:
Conservative Growth Portfolio, 4th Quarter 2006 Series, 12.59%;
Moderate Growth Portfolio, 4th Quarter 2006 Series, 16.80%; and
Target Long-Term Growth Portfolio, 4th Quarter 2006 Series, 21.01%.

(4) Securities of companies in the following sectors comprise the percentage of the investments of the Trusts as indicated:

Conservative Growth Portfolio, 4th Quarter 2006 Series:
Consumer-Discretionary 13.04%, Consumer-Staples 1.97%, Energy 7.66%, Financial Services 8.84%, Healthcare 2.61%, Industrials 6.17%,
Information Technology 8.86%, Materials 3.68%, Telecommunication
Services 3.05%, Utilities 4.12%

Moderate Growth Portfolio, 4th Quarter 2006 Series:
Consumer-Discretionary 17.39%, Consumer-Staples 2.61%, Energy 10.21%, Financial Services 11.79%, Healthcare 3.48%, Industrials 8.24%,
Information Technology 11.83%, Materials 4.90%, Telecommunication
Services 4.07%, Utilities 5.50%

Target Long-Term Growth Portfolio, 4th Quarter 2006 Series:
Consumer-Discretionary 21.75%, Consumer-Staples 3.27%, Energy 12.74%, Financial Services 14.74%, Healthcare 4.34%, Industrials 10.29%,
Information Technology 14.77%, Materials 6.13%, Telecommunication
Services 5.09%, Utilities 6.88%

(5) Each Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt (ADR) on a U.S. national securities exchange.

* This Security has not paid a cash dividend in the 12 months prior to the Initial Date of Deposit.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 1271, consists of three separate portfolios set forth below:

- Conservative Growth Portfolio
- Moderate Growth Portfolio
- Target Long-Term Growth Portfolio

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit.
This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York as Trustee, FTP Services LLC as Fund/SERV(R) Eligible Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts. Fund/SERV is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of either Common Stocks or Common Stocks and Closed-End Funds with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust we will be subject to the restrictions under the Investment
Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in a Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objectives.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. The objective of each Trust is to provide the potential for an above-average total return. While the Trusts seek to provide the potential for above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

What is Asset Allocation?

Asset allocation is the process of developing a diversified investment portfolio by combining different assets in varying proportions. The asset allocation decision is one of the most important decisions you will make as an investor. Studies have found that an asset allocation policy is the number one factor in determining both the return and the risk of an investment portfolio. [The study, "Determinants of Portfolio Performance," by Gary P. Brinson, L. Randolph Hood, and Gilbert L. Beebower, was published in the July/August 1986 edition of the "Financial Analysts Journal." This study was updated by Brinson, Brian
D. Singer, and Beebower in the May/June 1991 edition of the Financial Analysts Journal. The update analyzed quarterly data from 82 large U.S. pension plans over the period 1977-1987.]

Conservative Growth Strategy.

The composition of the Conservative Growth Portfolio on the Initial Date of Deposit is as follows:

- Approximately 27% common stocks which comprise the Target Large-Cap
Strategy;

- Approximately 24% common stocks which comprise the S&P Target SMid 60
Strategy;

- Approximately 9% common stocks which comprise the NYSE(R)
International Target 25 Strategy; and

- Approximately 40% Investment-Grade Closed-End Funds.

Target Large-Cap Strategy.

The Target Large-Cap Strategy invests in stocks with large market capitalizations which have recently exhibited certain positive financial attributes. The Target Large-Cap Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

- Minimum market capitalization of $6 billion;

- Minimum three month average daily trading volume of $5 million; and

- Minimum stock price of $5.

Step 2: We eliminate REITs, American Depositary Receipts, Registered Investment Companies and Limited Partnerships.

Step 3: We select only those stocks with positive one year sales growth.

Step 4: We rank the remaining stocks on three factors:

- Sustainable growth rate;

- Change in return on assets; and

- Recent price appreciation.

Step 5: We purchase an equally-weighted portfolio of the 30 stocks with the highest combined ranking on the three factors, subject to a maximum of six stocks from any one of the ten major market sectors.

S&P Target SMid 60 Strategy.

This small and mid-capitalization strategy is designed to identify stocks with improving fundamental performance and sentiment. The strategy focuses on small and mid-size companies because we believe they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies. In addition, the ability to take advantage of share price discrepancies is likely to be greater with smaller stocks than with more widely followed large-cap stocks. The S&P Target SMid 60 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the Standard & Poor's MidCap 400 Index ("S&P MidCap 400") and the Standard & Poor's SmallCap 600 Index ("S&P SmallCap 600") as of two business days prior to the date of this prospectus.

Step 2: We rank the stocks in each index by price to book value and select the best quartile from each index-100 stocks from the S&P MidCap 400 and 150 stocks from the S&P SmallCap 600 with the lowest, but positive, price to book ratio.

Step 3: We rank each remaining stock on three factors:

- Price to cash flow;

- 12-month change in return on assets;

- 3-month price appreciation.

Step 4: We eliminate any stock with a market capitalization of less than $250 million and with average daily trading volume of less than $250,000.

Step 5: The 30 stocks from each index with the highest combined ranking on the three factors set forth in Step 3 are selected for the portfolio.

Step 6: The stocks selected from the S&P MidCap 400 are given twice the weight of the stocks selected from the S&P SmallCap 600.

NYSE (R) International Target 25 Strategy.

Incorporating international investments into an overall portfolio can offer benefits such as diversification, reduced volatility and the potential for enhanced performance. The NYSE (R) International Target 25 Strategy provides investors with a way to strategically invest in foreign companies. The NYSE (R) International Target 25 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the NYSE International 100 Index(sm) as of two business days prior to the date of this prospectus. The Index consists of the 100 largest non-U.S. stocks trading on the New York Stock Exchange.

Step 2: We screen for liquidity by eliminating companies with average daily trading volume below $300,000 for the prior three months.

Step 3: We rank each remaining stock on two factors:

Factor 1:   Price to book

Factor 2:   Price to cash flow

Lower, but positive, price to book and price to cash flow ratios are generally used as an indication of value.

Step 4:We purchase an equally-weighted portfolio of the 25 stocks with the best overall ranking on the two factors.

Closed-End Funds.

Closed-End Funds are actively managed investment companies which invest in various types of securities. Closed-End Funds issue shares of common stock that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective, and to manage the Closed-End Fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change.

Moderate Growth Strategy.

The composition of the Conservative Growth Portfolio on the Initial Date of Deposit is as follows:

- Approximately 36% common stocks which comprise the Target Large-Cap
Strategy;

- Approximately 32% common stocks which comprise the S&P Target SMid 60
Strategy;

- Approximately 12% common stocks which comprise the NYSE(R)
International Target 25 Strategy; and

- Approximately 20% Investment-Grade Closed-End Funds.

The Securities which comprise these Strategy portions of the Trust were chosen by applying the same selection criteria set forth above.

Target Long-Term Growth Strategy.

The composition of the Target Long-Term Growth Portfolio on the Initial Date of Deposit is as follows:

- Approximately 45% common stocks which comprise the Target Large-Cap
Strategy;

- Approximately 40% common stocks which comprise the S&P Target SMid 60 Strategy; and

- Approximately 15% common stocks which comprise the NYSE(R)
International Target 25 Strategy;

The Securities which comprise these Strategy portions of the Trust were chosen by applying the same selection criteria set forth above.

Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a Trust. These characteristics are designed to help you better understand how the Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a Trust on the Initial Date of Deposit must fall into either the growth or value category for a Trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend Trusts. Both the weighted average market capitalization of a Trust and at least half of the Securities in a Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $1.5 billion; Mid-Cap- $1.5 billion to $6 billion; Large-Cap-over $6 billion. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

"S&P(R)," "S&P 500(R)," and "Standard & Poor's(R)" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The Trusts are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Trusts. Please see the Information

Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

"NYSE" is a registered service mark of, and "NYSE International 100 Index(sm)" is a service mark of, the New York Stock Exchange, Inc. ("NYSE") and have been licensed for use for certain purposes by First Trust Portfolios, L.P. The "NYSE International Target 25 Strategy," based on the NYSE International 100 Index(sm) (the "Index"), is not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in such product.

The publishers of the S&P 500 Index, S&P 1000 Index, S&P MidCap 400 Index, S&P SmallCap 600 Index and the NYSE International 100 Index(sm) are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                       Risk Factors

Price Volatility. The Trusts invest in either Common Stocks or Common Stocks and Closed-End Funds. The value of a Trust's Units will fluctuate with changes in the value of these Securities.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 14-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in certain Trusts are issued by companies with market capitalizations of less than $1.5 billion. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.

Distributions. As stated under "Summary of Essential Information," the Trusts will generally make monthly distributions of income. The Closed-End Funds held by the Conservative Growth Portfolio and the Moderate Growth Portfolio make distributions on a monthly or quarterly basis. As a result of changing interest rates, refundings, sales or defaults on the underlying bonds held by the Closed-End Funds, and other factors, there is no guarantee that distributions will either remain at current levels or increase over time. There is also no guarantee that the issuers of the Common Stocks will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's strategy. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.


Consumer Products. Because more than 25% of the Target Long-Term Growth Portfolio is invested in consumer product companies, this Trust is considered to be concentrated in consumer products company stocks. A portfolio concentrated in a single sector may present more risks than a portfolio which is broadly diversified over several sectors. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer products companies.


Common Stocks. Common Stocks represent a proportional share of ownership in a company. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the market volatility recently exhibited, or when political or economic events affecting the issuers occur. Common stock prices may also be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Closed-End Funds. Closed-End Funds are actively managed investment companies which invest in various types of securities. Closed-End Funds issue shares of common stock that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective, and to manage the Closed-End Fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change.

Shares of Closed-End Funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of Closed-End Fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Certain of the Closed-End Funds included in the Conservative Growth Portfolio and the Moderate Growth Portfolio may employ the use of leverage in their portfolios through borrowings or the issuance of preferred stock. While leverage often serves to increase the yield of a Closed-End Fund, this leverage also subjects the Closed-End Fund to increased risks, including the likelihood of increased volatility and the possibility that the Closed-End Fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.


Investment-Grade Bonds. All of the Closed-End Funds in the
Conservative Growth Portfolio and the Moderate Growth Portfolio invest in investment grade corporate bonds. The value of these bonds will decline with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, or any of the industries represented by these issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the Securities in certain of the Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or a foreign securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries.

           Hypothetical Performance Information

The following tables compare hypothetical performance information for the strategies employed by the Target Long-Term Growth Portfolio and the S&P 500 Index in each of the full years listed below (and as of the most recent month).

These hypothetical returns should not be used to predict future performance of the Trust. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by the Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent quarter), while the Trust begins and ends on various dates.

- The Trust has a maturity longer than one year.

- The Trust may not be fully invested at all times or equally weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

You should note that the Trust is not designed to parallel movements in any index and it is not expected that they will do so. In fact, the Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that the Trust will outperform its respective index over the life of the Trust or over consecutive rollover periods, if available.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

                  COMPARISON OF TOTAL RETURN(2)
           (Strategy figures reflect the deduction of
          sales charges and expenses but not brokerage
                     commissions or taxes.)

         Hypothetical Strategy
         Total  Returns(1)        Index Total  Returns
         --------------------     --------------------
              Target
           Long-Term Growth        S&P 500
Year         Strategy                Index
----       ----------------      ----------
1996       19.45%                  22.82%
1997       39.09%                  33.21%
1998       20.49%                  28.57%
1999       34.41%                  20.94%
2000       11.11%                  -9.08%
2001        8.86%                 -11.88%
2002      -10.22%                 -22.04%
2003       39.81%                  28.49%
2004       20.57%                  10.80%
2005       11.15%                   4.89%
2006        9.57%                   8.51%
(thru 9/29)

(1) The Strategy stocks for a given year consist of the common stocks selected by applying the Strategy as of the beginning of the period (and not the date the Trust actually sells Units).

(2) Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested semi-annually. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by the Trust in acquiring
Securities or any taxes incurred by investors. Based on the year-by-year returns contained in the table, over the full years listed above, the Target Long-Term Growth Strategy achieved an average annual total return of 18.53%. In addition, over these periods, the Target Long-Term Growth Strategy achieved a greater average annual total return than that of its corresponding index, the S&P 500 Index which was 9.02%.

           PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). This initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from January 19, 2007 through March 20, 2007. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below) the maximum sales charge is reduced, as follows:

                             Your maximum       Dealer
If you invest                sales charge       concession
(in thousands):*             will be:           will be:
________________             ___________        __________
$50 but less than $100       2.70%              2.00%
$100 but less than $250      2.45%              1.75%
$250 but less than $500      2.20%              1.50%
$500 but less than $1,000    1.95%              1.25%
$1,000 or more               1.40%              0.75%

*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use your Rollover proceeds from a previous series of a Trust, termination proceeds from other unit investment trusts with a similar strategy as a Trust, or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible for this reduced sales charge program, the termination or redemption proceeds used to purchase Units must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation, as may be the case with certain foreign Securities listed on a foreign securities exchange). For purposes of valuing Securities traded on The Nasdaq Stock Market, closing sale price shall mean the Nasdaq Official Closing Price ("NOCP") as determined by Nasdaq. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable or, if available but determined by the Evaluator to not be appropriate, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.3% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales during the current month of units of unit investment trusts sponsored by us and which were deposited on June 30, 2006 or later:

Total sales                               Additional
(in millions)                             Concession
_____________                             __________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 or more                              0.125%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing trading or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities.

FTP Services LLC, an affiliate of ours, acts as Fund/SERV Eligible Unit Servicing Agent to the Trusts with respect to the Trust's Fund/SERV

Eligible Units. Fund/SERV Eligible Units are Units which are purchased and sold through the Fund/SERV trading system or on a manual basis through FTP Services LLC. In all other respects, Fund/SERV Eligible Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the Fund/SERV Eligible Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- A quarterly license fee (which will fluctuate with a Trust's net asset value) payable by certain of the Trusts for the use of certain trademarks and trade names of Standard & Poor's or the New York Stock Exchange.

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust;

- Foreign custodial and transaction fees, if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Trusts.

The Trusts are expected to hold one or more of the following (i) stock in domestic and foreign corporations (the "Stocks") and (ii) shares of Closed-End Funds (the "RIC Shares") qualifying as regulated investment companies ("RICs"). It is possible that a Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

Trust Status.

If the Trusts are at all times operated in accordance with the documents establishing the Trusts and certain requirements of federal income tax law are met, the Trusts will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, as discussed below).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

Dividends from Stocks.

Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2011.

Dividends from RIC Shares.

Some dividends on the RIC Shares may be designated as "capital gain dividends," generally taxable to you as long-term capital gains. Other dividends on the RIC Shares will generally be taxable to you as ordinary income. Certain ordinary income dividends from a RIC may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the RIC itself. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2011. RICs are required to provide notice to their shareholders of the amount of any distribution that may be taken into account as a dividend that is eligible for the capital gains tax rates. If you hold a Unit for six months or less or if the Trust holds a RIC Share for six months or less, any loss incurred by you related to the disposition of such RIC Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such RIC Share. Distributions of income or capital gains declared on the RIC Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the RIC during the following January.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received by the Trust, because the dividends received deduction is generally not available for dividends from most foreign corporations or from RICs. However, certain dividends on the RIC Shares that are attributable to dividends received by the RIC from certain domestic corporations may be designated by the RIC as being eligible for the dividends received deduction.

Rollovers.

If you elect to have your proceeds from your Trust rolled over into a future series of such Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units or at the Trust's termination. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of the Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by a Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Some distributions by certain Trusts may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

Based on the advice of Carter Ledyard & Milburn LLP, special counsel to the Trusts for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trusts are not treated as corporations for federal income tax purposes, the Trusts will not be taxed as corporations for New York State and New York City tax purposes, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. The Trustee will treat the Fund/SERV Eligible Unit Servicing Agent as sole Record Owner of Fund/SERV Eligible Units on its books. The Fund/SERV Eligible Unit Servicing Agent will keep a record of all individual Fund/SERV Eligible Unit holders on its books. It is your responsibility to notify the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units and Fund/SERV Eligible Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) will send you:

- A written initial transaction statement containing a description of your Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units). Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee (or the Fund/SERV Eligible Unit
Servicing Agent in the case of Fund/SERV Eligible Units) copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute money from the Income and Capital Accounts monthly on the last day of each month to Unit holders on the fifteenth day of such month provided the aggregate amount available for distribution equals at least 0.1% of the net asset value of the Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution equals or exceeds 0.1% of the net asset value of the Trust. In any case, the Trustee will distribute funds in the Income and Capital Accounts in December of each year. See "Summary of Essential Information" for each Trust. No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will not distribute amounts in the Capital Account designated to meet redemptions, pay the deferred sales charge or pay expenses. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. However, if you own Units of any of the Trusts, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states.
 PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) at the respective address set forth on the back cover of this prospectus. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units). In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender at least 5,000 Units of a Trust or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to Fund/SERV Eligible Unit holders. No In-Kind Distribution requests submitted during the 14 business days prior to a

Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

Each Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) in writing of your election by the Rollover Notification Date stated in the "Summary of Essential Information." As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not incur capital gains or losses due to the Special Redemption and Liquidation, nor will you be charged any additional transactional sales charge. We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 5,000 Units of a Trust or such other amount as required by your broker/dealer, the Trustee will send the registered account holders a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution of Securities (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" for additional information. The In-Kind Distribution option is generally not available to Fund/SERV Eligible Unit holders. If you elect to receive an In-Kind Distribution, you will receive your pro rata number of shares of the eligible securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible securities and fractional shares to which you are entitled. Securities not traded and held in the United States are generally not available for an In-Kind Distribution You must notify the Trustee at least 15 business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in either the Rollover Option or the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

  Information on the Sponsor, Trustee, Fund/SERV Eligible
            Unit Servicing Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $70 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the NASD and Securities Investor Protection
Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 2005, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiaries was $37,849,711 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The Fund/SERV Eligible Unit Servicing Agent.

The Fund/SERV Eligible Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. The Fund/SERV Eligible Unit Servicing Agent's address is 1001 Warrenville Road, Lisle, Illinois 60532. If you have questions regarding the Fund/SERV Eligible Units, you may call the Fund/SERV Eligible Unit Servicing Agent at (866) 514-7768. The Fund/SERV Eligible Unit Servicing Agent has not participated in selecting the Securities;
it only provides administrative services to the Fund/SERV Eligible Units.

Limitations of Liabilities of Sponsor, Fund/SERV Eligible Unit Servicing Agent and Trustee.

Neither we, the Fund/SERV Eligible Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Fund/SERV Eligible Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor, Fund/SERV Eligible Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, Fund/SERV Eligible Unit Servicing Agent or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                 This page is intentionally left blank.

Page 41

                 This page is intentionally left blank.

Page 42

                 This page is intentionally left blank.

Page 43

                             First Trust(R)

         Conservative Growth Portfolio, 4th Quarter 2006 Series
           Moderate Growth Portfolio, 4th Quarter 2006 Series
       Target Long-Term Growth Portfolio, 4th Quarter 2006 Series

                                 FT 1271

                                Sponsor:

                       FIRST TRUST PORTFOLIOS L.P.

                          1001 Warrenville Road

                          Lisle, Illinois 60532
                             1-630-241-4141

Fund/SERV(R) Eligible Unit Servicing Agent:           Trustee:

           FTP Services LLC                     The Bank of New York

         1001 Warrenville Road                   101 Barclay Street
         Lisle, Illinois 60532                New York, New York 10286
            1-866-514-7768                          1-800-813-3074
                                               24-Hour Pricing Line:
                                                   1-800-446-0132

                           ________________________

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.

                          ________________________

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

-  Securities Act of 1933 (file no. 333-138056) and

-  Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     100 F Street, N.E.
                     Washington, D.C. 20549
     e-mail address: publicinfo@sec.gov


                            October 31, 2006


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE


Page 44

                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 1271 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated October 31, 2006. Capitalized terms have been defined in the prospectus.


                            Table of Contents

New York Stock Exchange                                         1
Standard & Poor's                                               2
Risk Factors
   Common Stocks                                                2
   Closed-End Funds                                             2
   Small-Cap Companies                                          3
   Dividends                                                    3
   Foreign Issuers                                              3
Concentration
   Consumer Products                                            4
Common Stocks
   NYSE(R) International Target 25 Strategy Stocks              4
   S&P Target SMid 60 Strategy Stocks                           6
   Target Large-Cap Strategy Stocks                             9

New York Stock Exchange

"NYSE (R)" is a registered service mark of, and "NYSE International 100 Index(SM)" is a service mark of, New York Stock Exchange, Inc. ("NYSE"). NYSE has no relationship to First Trust Portfolios L.P. other than the licensing of the "NYSE International 100 Index(SM)" and the service marks referenced above for use in connection with the NYSE (R) International Target 25 Strategy.

NYSE does not: sponsor, endorse, sell or promote the Conservative Growth Portfolio, 4th Quarter 2006 Series, the Moderate Growth Portfolio, 4th Quarter 2006 Series or the Target Long-Term Growth Portfolio, 4th Quarter 2006 Series; recommend that any person invest in the Conservative Growth Portfolio, 4th Quarter 2006 Series, the Moderate Growth Portfolio, 4th Quarter 2006 Series or the Target Long-Term Growth Portfolio, 4th Quarter 2006 Series or any other securities; have any responsibility or liability for or make any decision about the timing, amount or pricing of the Conservative Growth Portfolio, 4th Quarter 2006 Series, the Moderate Growth Portfolio, 4th Quarter 2006 Series or the Target Long-Term Growth Portfolio, 4th Quarter 2006 Series; have any responsibility or liability for the administration, management or marketing of the Conservative Growth Portfolio, 4th Quarter 2006 Series, the Moderate Growth Portfolio, 4th Quarter 2006 Series or the Target Long-Term Growth Portfolio, 4th Quarter 2006 Series; consider the needs of the Conservative Growth Portfolio, 4th Quarter 2006 Series, the Moderate Growth Portfolio, 4th Quarter 2006 Series or the Target Long-Term Growth Portfolio, 4th Quarter 2006 Series or the owners of the Conservative Growth Portfolio, 4th Quarter 2006 Series, the Moderate Growth Portfolio, 4th Quarter 2006 Series or the Target Long-Term Growth Portfolio, 4th Quarter 2006 Series in determining, composing or calculating the NYSE International 100 Index(SM) or have any obligation to do so.

NYSE will not have any liability in connection with the NYSE (R) International Target 25 Strategy. Specifically, NYSE does not make any warranty, express or implied, and NYSE disclaims any warranty about: the results to be obtained by the NYSE (R) International Target 25 Strategy, the owner of the NYSE (R) International Target 25 Strategy, or any other relevant person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; the merchantability or fitness for a particular purpose or use of the Index and its data. NYSE will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will NYSE be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE knows that they might occur. The licensing agreement between First Trust Portfolios L.P. and NYSE is solely for their benefit and not for the benefit of the owners of the Conservative Growth Portfolio, 4th Quarter 2006 Series, the Moderate Growth Portfolio, 4th Quarter 2006 Series or the Target Long-Term Growth Portfolio, 4th Quarter 2006 Series or any other third parties.

Standard & Poor's

The Trusts are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, which is determined, composed and calculated by S&P without regard to the licensee or the Trusts. S&P has no obligation to take the needs of the licensee or the owners of the Trusts into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Risk Factors

Common Stocks. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Common Stocks or the general condition of the relevant stock market may worsen, and the value of the Common Stocks and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Closed-End Funds. Closed-end mutual funds' portfolios are managed and their shares are generally listed on a securities exchange. The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities which the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Closed-end funds' articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the Trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares which were purchased by a Trust at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to the Trust since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent such a plan was implemented and shares owned by a Trust are repurchased by a fund, the Trust's position in that fund would be reduced and the cash would be distributed.

The Trusts are prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which they invest. In the event of a rights offering for additional shares of a fund, Unit holders should expect that their Trust will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Closed-end funds may utilize leveraging in their portfolios. Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the Units of a Trust. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.


Foreign Issuers. Since certain of the Securities in the Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.


Concentration

Consumer Products. An investment in the Target Long-Term Growth Portfolio should be made with an understanding of the problems and risks inherent in an investment in the consumer products sector in general. These include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the sector are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Common Stocks

The following information describes the common stocks selected through the application of each of the Strategies which comprise the various Trusts described in the prospectus.

             NYSE(R) International Target 25 Strategy Stocks


Brazil
______

Petroleo Brasileiro S.A. (ADR), headquartered in Rio de Janeiro, Brazil, explores for and produces oil and natural gas. The company refines, markets, and supplies oil products. Petrobras operates oil tankers, distribution pipelines, marine, river and lake terminals, thermal power plants, fertilizer plants, and petrochemical units. The company operates in South America and elsewhere around the world.

Canada
______

Barrick Gold Corporation, headquartered in Toronto, Ontario, Canada, is engaged in the production and sale of gold, including related mining activities such as exploration, development, mining and processing. Its operations are mainly located in Argentina, Australia, Canada, Chile, Peru, Tanzania and the United States.

BCE Inc., headquartered in Montreal, Quebec, Canada, with subsidiaries and affiliates, provides telecommunications services in Canada;
publishes telephone directories in Canada and internationally; and designs and builds telecommunications networks globally.

EnCana Corp., headquartered in Calgary, Alberta, Canada, is a North American energy company engaged in the exploration, development, production and marketing of natural gas, crude oil and natural gas liquids.

Manulife Financial Corporation, headquartered in Toronto, Ontario, Canada, is a life insurance company and the holding company of The Manufacturers Life Insurance Company, a Canadian life insurance company.

France
______

AXA S.A. (ADR), headquartered in Paris, France, is an insurance company which also provides related financial services. The company offers life and non-life insurance, reinsurance, savings and pension products, and asset management services.

France Telecom S.A. (ADR), headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

Lafarge S.A., headquartered in Paris, France, supplies building materials to contractors, manufacturers and wholesalers. The company produces cement, concrete and aggregates, roofing, and gypsum products and markets its products in Europe, Africa, Asia, North America and Latin America.

Germany
_______

Allianz AG (ADR), headquartered in Munich, Germany, is a global insurance company engaging in property and casualty protection, life and health insurance, and asset management.

DaimlerChrysler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells cars and trucks under the names
"Mercedes-Benz," "Chrysler," "Plymouth," "Jeep" and "Dodge";
manufactures commercial vehicles; provides related financial services; and has aerospace operations.

Deutsche Telekom AG (ADR), headquartered in Bonn, Germany, is one of Europe's, and the world's, largest telecommunications services providers. The company offers domestic and international public fixed-link voice telephone service in Germany. The company also offers data transmission services, network services, on-line services, telephone directory publishing, dial-in information lines, paging and mobile telecommunications services, and supplies and services telecommunications equipment.

E.ON AG (ADR), headquartered in Dusseldorf, Germany, is a multi-national company which generates, distributes, and trades electricity to industrial, commercial and residential customers. Additionally, the company distributes gas and drinking water. The company also manufactures flexible ceramic membranes and polymers, buys and sells residential properties, and develops real estate.

Italy
_____

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently also expanding into power generation.

Telecom Italia SpA (ADR), headquartered in Rome, Italy, is the parent company of companies operating in the fields of telecommunications, manufacturing, electronics and network construction. The company's subsidiaries are also active in publishing, telematics information and auxiliary services.

Japan
_____

Matsushita Electric Industrial Co., Ltd. (ADR), headquartered in Osaka, Japan, manufactures electronic products, including home appliances, audio and video, computer peripherals, telecommunications, industrial equipment, and electronic parts. The company markets products under the brand names "Panasonic," "Technics," "Victor," "JVC," and "Quasar."

Nippon Telegraph & Telephone Corporation (ADR), headquartered in Tokyo, Japan, provides telephone, telegraph, leased circuits, data communication, terminal equipment sales, and related services. The company provides both local and long distance telecommunication services within Japan.

NTT DoCoMo, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunications services including cellular phone, personal handyphone system (PHS), paging, and other telephone, satellite mobile communication and wireless Private Branch Exchange (PBX) system services. The company also sells cellular phones, PNS, car phones and pagers.

The Netherlands
_______________

ABN AMRO Holding N.V. (ADR), headquartered in Amsterdam, the
Netherlands, is an international banking group offering a range of banking products and financial services on a global basis.

Aegon N.V., headquartered in The Hague, the Netherlands, is an international insurer with major operations in The Netherlands, Canada, Mexico, the United Kingdom and the United States.

ING Groep N.V. (ADR), headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.

Norway
______

Norsk Hydro ASA (ADR), headquartered in Oslo, Norway, transforms natural resources into industrial products and energy. The company also explores for and produces oil and gas. Products include mineral fertilizers, aluminium products, and magnesium, as well as industrial chemicals and petrochemicals. The company has operations worldwide.

South Korea
___________

Korea Electric Power Corporation (ADR), headquartered in Seoul, South Korea, builds and operates hydro-power, thermal-power, and nuclear power units in South Korea. The company also generates, transmits, and distributes electricity to South Korea and is majority owned by the Korean government.

POSCO (ADR), headquartered in Seoul, South Korea, manufactures and sells a line of steel products, including hot rolled and cold rolled products, plates, wire rods, silicon steel sheets and stainless steel products.

Spain
_____

Repsol YPF, S.A., headquartered in Madrid, Spain, explores for and produces crude oil and natural gas. Through its subsidiaries, the company also refines petroleum and transports petroleum products. Gasoline and other products are retailed through its chain of gasoline filling stations. Petroleum reserves are maintained in Spain, Asia, Latin America, the Middle East, North Africa and the United States.

United Kingdom
______________

Vodafone Group Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


                   S&P Target SMid 60 Strategy Stocks


American Financial Group, Inc., headquartered in Cincinnati, Ohio, is a holding company which, through subsidiaries, is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of retirement annuities, life and supplemental health insurance products.

Arrow Electronics, Inc., headquartered in Melville, New York, is a distributor of electronic components and computer products to industrial and commercial customers through a global distribution network spanning North America, Europe and the Asia/Pacific region.

ArvinMeritor, Inc., headquartered in Troy, Michigan, engages in the design, development, manufacture, marketing, distribution, sale, service, and support of various integrated systems, modules, and components for use in commercial, specialty, and light vehicles worldwide.

Avnet Inc., headquartered in Phoenix, Arizona, distributes electronic components, enterprise network and computer equipment, and embedded subsystems.

Beazer Homes USA, Inc., headquartered in Atlanta, Georgia, is a single-family home builder with operations in Georgia, Arizona, California, Florida, Maryland, Nevada, New Jersey, North Carolina, Pennsylvania, South Carolina, Tennessee, Texas and Virginia.

Belo Corp. (Class A), headquartered in Dallas, Texas, is a media company with a diversified group of television broadcasting, newspaper publishing, cable news and interactive media operations.

Bradley Pharmaceuticals, Inc., headquartered in Fairfield, New Jersey, is a specialty pharmaceutical company that acquires, develops and markets prescription and over-the-counter products in select markets.

Buckeye Technologies Inc., headquartered in Memphis, Tennessee, produces value-added, cellulose-based specialty products made up from both wood and cotton, utilizing wetlaid and airlaid technologies.

Building Materials Holding Corporation, headquartered in San Francisco, California, specializes in providing construction services, manufacturing building components and installation, value engineering, and lumber and high-quality building materials to residential builders across the United States. The company's business focuses on both high-volume production homebuilders with national operations and low-volume custom production homebuilders.

Callaway Golf Company, headquartered in Carlsbad, California, designs, develops, makes and markets high-quality, innovative golf clubs.

Central Parking Corporation, headquartered in Nashville, Tennessee, owns, operates and manages parking facilities worldwide.

Electro Scientific Industries, Inc., headquartered in Portland, Oregon, provides electronics manufacturers with equipment necessary to produce key components used in wireless telecommunications, computers, automotive electronics, and many other electronic products.

Fidelity National Title Group, Inc., headquartered in Jacksonville, Florida, provides title insurance and escrow and other title-related products and services arising from the real estate closing process. The company's operations are conducted on a direct basis through its own employees who act as title and escrow agents and through independent agents.

First American Corporation, headquartered in Santa Ana, California, through its subsidiaries, provides business information and related products and services primarily in the United States. The company operates in five segments: Title Insurance and Services, Specialty Insurance, Mortgage Information, Property Information, and Risk Mitigation and Business Solutions.

FirstFed Financial Corp., headquartered in Santa Monica, California, is the savings and loan holding company for First Federal Bank of California.

Frontier Airlines, Inc., headquartered in Denver, Colorado, operates low-fare, full-service, scheduled airline service to 15 cities in 12 states across the United States from a hub at the Denver International Airport.

G&K Services, Inc., headquartered in Minnetonka, Minnesota, leases and maintains uniforms and other textile products. The company supplies work clothes, anti-static and particle-free garments, dress clothes for supervisory personnel, floor mats, dust mops, wiping towels and linens. The company serves the pharmaceutical, electronic, transportation, healthcare and auto service industries in the United States, Ontario, and Quebec.

Headwaters Incorporated, headquartered in Draper, Utah, develops and deploys alternative fuel and related technologies through its operating division, Covol Fuels. The company converts fossil fuels such as coal and heavy oils to alternative energy products while seeking to improve energy efficiency and the environment.

Horace Mann Educators Corporation, headquartered in Springfield,
Illinois, an insurance holding company, markets and underwrites personal lines of property and casualty and life insurance and retirement annuities.

Hovnanian Enterprises, Inc. (Class A), headquartered in Red Bank, New Jersey, designs, constructs and markets multi-family attached condominium apartments and townhouses, and single family detached homes in planned residential developments.

Hutchinson Technology Incorporated, headquartered in Hutchinson, Minnesota, develops, makes and sells precision suspension assemblies for computer rigid disk drives. Suspension assemblies hold the recording heads in position above the spinning magnetic disks in the drive and are critical to maintaining the necessary microscopic clearance between the head and disk.

Infinity Property & Casualty Corporation, headquartered in Birmingham, Alabama, provides personal automobile insurance throughout the United States. The company focuses on providing nonstandard auto insurance to drivers who represent higher than normal risks and pay higher rates for comparable coverage.

Ingram Micro Inc., headquartered in Santa Ana, California, is a wholesale distributor of information technology products and services. The company also markets computer hardware, networking equipment, and software products, and provides supply chain optimization services and demand generation services for its suppliers and reseller customers.

The J. M. Smucker Company, headquartered in Orrville, Ohio, engages in the manufacture and marketing of various food products worldwide.

JAKKS Pacific, Inc., headquartered in Malibu, California, develops, markets and distributes a variety of toys and electronic products for children including specialty dolls and related accessories; toys featuring popular entertainment properties and characters; and collectible and toy vehicles.

Kansas City Southern Industries, Inc., headquartered in Kansas City, Missouri, through its subsidiaries, provides rail freight transportation along a continuous rail network that links markets in the United States, Canada and Mexico.

Kellwood Company, headquartered in St. Louis, Missouri, manufactures and markets diversified lines of men's, women's, and children's clothing, sleeping bags, and other soft goods.

Kelly Services, Inc., headquartered in Troy, Michigan, provides staffing services to various industries worldwide.

LaBranche & Co Inc., headquartered in New York, New York, is a broker/dealer specialist with the New York Stock Exchange. The company helps maintain a fair and orderly market in specific securities by matching buyers and sellers and trading for their own account.

LandAmerica Financial Group, Inc., headquartered in Richmond, Virginia, is the holding company for Commonwealth Land Title Insurance Company, Lawyers Title Insurance Corporation and Transnation Title Insurance Company. The company issues title insurance policies and provides other real estate-related services for both residential and commercial customers in the United States, Canada, Mexico and the Caribbean.

M.D.C. Holdings, Inc., headquartered in Denver, Colorado, builds and sells single-family homes in Colorado, Arizona, California, Maryland, Nevada and Virginia. The company also originates mortgage loans primarily for its home buyers.

M/I Homes, Inc., headquartered in Columbus, Ohio, is engaged in the construction and sale of single-family residential property. The company also originates mortgage loans, primarily for purchasers of its homes.

MarineMax, Inc., headquartered in Clearwater, Florida, is a recreational boat dealer that sells new and used recreational boats, including pleasure boats, such as sport boats, sport cruisers, sport yachts and yachts; ski boats, and fishing boats.

Meritage Homes Corporation, headquartered in Scottsdale, Arizona, designs, builds and sells single-family homes ranging from entry-level to semi-custom luxury homes. The company operates in Arizona, California and Texas under the "Hancock Communities," "Legacy Homes," "Meritage Homes" and "Monterey Homes" names.

Nash Finch Company, headquartered in Edina, Minnesota, is a food wholesaler that supplies products to independent supermarkets and military bases in the United States. The company also owns and operates supermarkets, warehouse stores, and mass merchandise stores, as well as a product-growing and marketing subsidiary in California.

National Presto Industries, Inc., headquartered in Eau Claire,
Wisconsin, engages in the design, marketing and distribution of housewares/small appliances; the manufacture of defense products; and the manufacture and sale of absorbent products in the United States.

Ohio Casualty Corporation, headquartered in Fairfield, Ohio, is engaged in the property and casualty insurance business.

Palm, Inc., headquartered in Santa Clara, California, develops, designs and markets handheld computing devices-small, pocket-sized devices that feature pen-based input and allow users to automatically copy and synchronize information between the device and a personal computer.

Par Pharmaceutical Companies, Inc., headquartered in Spring Valley, New York, is a holding company with subsidiaries that manufacture and distribute generic prescription and over-the-counter drugs. The company markets its generic drugs to wholesalers, drug stores and drug distributors.

Pepco Holdings, Inc., headquartered in Washington, D.C., is a public utility company managing several utility operations. The largest component of the company's business is power delivery, which is conducted through its subsidiaries, Pepco, Delmarva Power & Light Company and Atlantic City Electric Company.

Pericom Semiconductor Corporation, headquartered in San Jose,
California, designs, develops and markets interface integrated circuits for the transfer, routing and timing of high-speed digital and analog signals. Interface IC's transfer, route and time electrical signals among a system's microprocessor, memory and peripherals, and enable high signal quality and full utilization of the available speed and bandwidth.

Pogo Producing Company, headquartered in Houston, Texas, engages in the exploration for, development, acquisition, and production of oil and gas in North America, both onshore and offshore, and in New Zealand.

PolyOne Corporation, headquartered in Avon Lake, Ohio, serves as a polymer services company worldwide.

Puget Energy, Inc., headquartered in Bellevue, Washington, is a holding company for Puget Sound Energy, a regulated utility providing electric and gas service to Western Washington and InfrastruX, which provides contracting services to electric power, telecom and natural gas markets.

The Ryland Group, Inc., headquartered in Calabasas, California, and subsidiaries consist of two business segments: homebuilding and financial services.

SCPIE Holdings Inc., headquartered in Los Angeles, California, through its subsidiaries, provides insurance and reinsurance products in the United States.

SEACOR Holdings Inc., headquartered in Houston, Texas, is a provider of offshore marine services to the oil and gas exploration and production industry. The company also provides oil spill response services to owners of tank vessels and oil storage, processing and handling facilities.

Sequa Corporation, headquartered in New York, New York, through its subsidiaries, manufactures aircraft components, automotive safety products and metal coating products.

SkyWest, Inc., headquartered in St. George, Utah, through its wholly owned subsidiary, SkyWest Airlines Inc., operates regional airlines in the United States.

Sonic Automotive, Inc., headquartered in Charlotte, North Carolina, is an automotive retailer operating dealership franchises and collision repair centers in the metropolitan southeastern, midwestern and southwestern United States.

Spectrum Brands, Inc., headquartered in Atlanta, Georgia, provides consumer products to retailers located in countries around the world. The company supplies batteries, lawn and garden care products, specialty pet supplies, shaving and grooming products, household insecticides, personal care products and portable lighting.

Standard Motor Products, Inc., headquartered in Long Island City, New York, manufactures replacement parts and automotive related items for the automotive industry. The company's products include ignition and electrical parts, emission and engine controls, sensors, battery cables, clutches, blower motors, condensers, and hoses, among others. The company sells its products primarily throughout the United States and Canada.

Standard Pacific Corp., headquartered in Irvine, California, is a geographically diversified builder of single-family homes throughout the metropolitan markets of California, Arizona and Texas.

Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with cellular telephone and telephone operations.

Tidewater Inc., headquartered in New Orleans, Louisiana, provides offshore supply vessels and marine support services to the offshore energy exploration, development and production industry. The company tows and anchor-handles mobile drilling rigs and equipment, transports supplies and personnel, and supports pipelaying and other offshore construction activities.

Toll Brothers, Inc., headquartered in Huntingdon Valley, Pennsylvania, designs, builds, markets and finances single-family detached and attached homes in middle and high income residential communities located mainly on land the company has developed in suburban residential areas. The company also provides financing to customers.

United Rentals, Inc., headquartered in Greenwich, Connecticut, operates as an equipment rental company in North America.

Vishay Intertechnology, Inc., headquartered in Malvern, Pennsylvania, makes and supplies passive electronic components, including resistors, capacitors and inductors, used in a broad range of products containing electronic circuitry. The company offers most of its product types in surface mount device form and in the traditional leaded device form.

Werner Enterprises, Inc., headquartered in Omaha, Nebraska, is a transportation company engaged in hauling truckload shipments of general commodities in both interstate and intrastate commerce.

Westar Energy, Inc., headquartered in Topeka, Kansas, engages in the generation, transmission, and distribution of electricity in Kansas.


                    Target Large-Cap Strategy Stocks


Abercrombie & Fitch Co. (Class A), headquartered in Reynoldsburg, Ohio, operates "Abercrombie & Fitch" stores selling high quality casual apparel for men and women from 15 to 50 years of age.

The AES Corporation, headquartered in Arlington, Virginia, develops, acquires, owns and operates electric power generation facilities throughout the world. A majority of the company's sales are made to customers (generally electric utilities or regional electric companies) on a wholesale basis for further resale to end users.

Akamai Technologies, Inc., headquartered in Cambridge, Massachusetts, provides technology to companies and government agencies to deliver Web content and applications, such as ads, video, and other high-bandwidth content. The company serves more than 1,800 customers, including "Apple," "Best Buy," "FedEx," "Microsoft," the "U.S. Department of Defense," and "XM Satellite Radio."

Allegheny Technologies, Inc., headquartered in Pittsburgh, Pennsylvania, operates in three business segments: flat-rolled products, high-performance metals and industrial products.

Apple Computer, Inc., headquartered in Cupertino, California, designs, makes and markets microprocessor-based personal computers and related personal computing and communicating solutions for sale mainly to education, creative, home, business and government customers.

Applera Corporation-Applied Biosystems Group, headquartered in Norwalk, Connecticut, is engaged in research, development, manufacture, sale and support of biochemical instrument systems, reagents and software and related consulting and development services.

BMC Software, Inc., headquartered in Houston, Texas, is a worldwide provider of software and services designed to greatly increase the productivity, reliability and recoverability of its clients' core information technology (IT) operations.

Coach, Inc., headquartered in New York, New York, designs, produces and markets leather goods and accessories. Products include handbags, business cases, luggage and travel accessories. The company markets its products internationally.

Cummins Inc., headquartered in Columbus, Indiana, designs, manufactures, distributes and services diesel and natural gas engines. The company also produces electric power generation systems and engine-related products, such as filtration and emissions solutions, fuel systems, controls and air handling systems. The company's products are used by customers in a wide variety of automotive and industrial markets and for power generation.

Devon Energy Corporation, headquartered in Oklahoma City, Oklahoma, including its subsidiaries, is an energy company engaged primarily in oil and gas exploration, development and production and in the acquisition of producing properties.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

Franklin Resources, Inc., headquartered in San Mateo, California, provides U.S. and international individual and institutional investors with a broad range of investment products and services designed to meet varying investment objectives.

Garmin Ltd., headquartered in George Town, Grand Cayman, Cayman Islands, is a provider of navigation, communications, and information devices, most of which are enabled by Global Positioning System (GPS) technology.

Imperial Oil Ltd., headquartered in Calgary, Alberta, Canada, engages in the exploration, production, and sale of crude oil and natural gas in Canada.

The Kroger Co., headquartered in Cincinnati, Ohio, operates in the retail food and convenience stores business in the midwestern and southern United States. The company also manufactures and processes food for sale by its supermarkets.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, engages in the research, design, development, manufacture and integration of advanced technology products and services ranging from aircraft, spacecraft and launch vehicles to missiles, electronics, information systems and energy management.

Marathon Oil Corporation, headquartered in Houston, Texas, explores for, produces, refines, distributes and markets crude oil, natural gas and petroleum products.

Mattel, Inc., headquartered in El Segundo, California, designs, manufactures and markets a broad variety of toy products on a worldwide basis through both sales to retailers and direct to consumers.

Moody's Corporation, headquartered in New York, New York, is a global credit rating, research and risk analysis firm, publishing credit opinions, research and ratings on fixed-income securities, issuers of securities and other credit obligations.

Motorola, Inc., headquartered in Schaumburg, Illinois, designs, makes and sells, mainly under the "Motorola" brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems, semiconductors, and electronic equipment for military and aerospace use.

Nordstrom, Inc., headquartered in Seattle, Washington, is a retailer of apparel and fashion accessories for men, women and children. The company operates stores in the United States under the "Nordstrom," "Nordstrom Rack" and "Faconnable Boutique" brand names.

NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.

PACCAR Inc., headquartered in Bellevue, Washington, makes light-, medium-
 and heavy-duty trucks and related aftermarket parts; and provides financing and leasing services to customers and dealers. In addition, the company sells general automotive parts and accessories through retail outlets.

Potash Corporation of Saskatchewan Inc., headquartered in Saskatoon, Saskatchewan, Canada, manufactures and sells solid and liquid phosphate fertilizers, animal feed supplements and industrial acid used in food products and industrial processes. It produces potash from mines in Canada and conducts operations at facilities in Canada, Brazil, Chile, Trinidad and the United States.

Research in Motion Limited, headquartered in Waterloo, Ontario, Canada, designs, makes and markets wireless consumer and business-to-business electronic access products for the mobile communications market. The company's products include two-way pagers, wireless personal computer card adapters, software connectivity tools and embedded wireless radios.

T. Rowe Price Group Inc., headquartered in Baltimore, Maryland, serves as investment adviser to the T. Rowe Price family of no-load mutual funds, and other sponsored investment portfolios and institutional and individual private accounts. The company also provides certain administrative and shareholder services to the Price funds and other mutual funds.

The TJX Companies, Inc., headquartered in Framingham, Massachusetts, operates "T.J. Maxx," "Marshalls," "Winners Apparel," "HomeGoods" and "T.K. Maxx" stores in the United States, Canada and Europe selling off-price family apparel, accessories, domestics and giftware.

TXU Corp., headquartered in Dallas, Texas, is a holding company which, through its subsidiaries, engages in the generation, purchase and distribution of electricity; the processing, transmission, distribution and marketing of natural gas; and power development and telecommunications.

Wyeth, headquartered in Madison, New Jersey, is engaged in the discovery, development, manufacture, distribution and sale of a diversified line of products in three primary business: pharmaceuticals, consumer healthcare and agricultural products. The pharmaceuticals segment includes both human ethical pharmaceuticals and animal pharmaceuticals. Consumer healthcare products include "Advil,"
"Centrum," "Dimetapp" and "Robitussin" brand names.

XTO Energy, Inc., headquartered in Fort Worth, Texas, acquires, exploits and develops producing oil and gas properties, with operations in Texas, Kansas, New Mexico, Oklahoma and Wyoming. The company also owns and operates a gas gathering system in Oklahoma.


We have obtained the foregoing company descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT


A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios  L.P.  is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.


B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1

                           SIGNATURES

     The Registrant, FT 1271, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 1180; FT 1221; and FT 1222 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 1271, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on October 31, 2006.

                              FT 1271

                              By  FIRST TRUST PORTFOLIOS L.P.
                                        Depositor




                              By  Jason T. Henry
                                  Senior Vice President


                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Judith M. Van Kampen       Director           )
                           of The Charger     )
                           Corporation, the   )  October 31, 2006
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Karla M. Van Kampen-Pierre Director           )
                           of The Charger     )
                           Corporation, the   )  Jason T. Henry
                           General Partner of )  Attorney-in-Fact**
                           First Trust        )
                           Portfolios, L.P.   )

David G. Wisen             Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )




       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.


                               S-3

    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We consent to the use in this Amendment No. 1 to Registration Statement No. 333-138056 of our report dated October 31, 2006 relating to the financial statements of FT 1271 appearing in the Prospectus, which are a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.





DELOITTE & TOUCHE LLP


Chicago, Illinois
October 31, 2006


                               S-4

                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2 and 3.3 of the Registration Statement.

              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5

                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.1.1 Form of Trust Agreement for FT 1271 and certain subsequent Series, effective October 31, 2006 among First Trust Portfolios L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as
         Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as Fund/SERV Eligible Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-45955] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).


                               S-6

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.


                               S-7